# TFB The Fauquier Bank

*Banking and Wealth Management Services*




Welcome



# 2004 *Annual Report*

**Fauquier Bankshares, Inc.**

## Fauquier Bankshares, Inc.

### PURPOSE STATEMENT

Making your financial life easier.

### VISION STATEMENT

Fauquier Bankshares, Inc. is an independent, customer focused, community resource led by a high performance sales team. We are professional financial advisors delivering customized investment, credit, fiduciary, insurance, and banking services 24 hours a day, 7 days a week.

Our net earnings consistently average in the 75-80 percentile as compared with our national peer group. This performance is driven by growth in our traditional banking and wealth management activities integrated with the fuller range of financial services, in Fauquier County, western Prince William County, and neighboring markets.

# Contents

## Fauquier Bankshares, Inc.

C. Hunton Tiffany
Chairman

Randy K. Ferrell
President & CEO

Edna T. Brannan
Corporate Secretary

Eric P. Graap
Senior Vice President &
Chief Financial Officer

## Fauquier Bankshares, Inc. Board Of Directors

John B. Adams, Jr., Vice Chairman
Randy K. Ferrell
Alex G. Green, Jr.
Stanley C. Haworth
Douglas C. Larson
C.H. Lawrence, Jr.
D. Harcourt Lees, Jr.
Randolph T. Minter
Brian S. Montgomery
H. P. Neale
Pat. H. Nevill
John J. Norman, Jr.
Henry M. Ross, Director Emeritus
C. Hunton Tiffany, Chairman

## The Fauquier Bank

*Subsidiary of Fauquier Bankshares*

## Board Of Directors

John B. Adams, Jr., Vice Chairman
Randy K. Ferrell
Alex G. Green, Jr.
Stanley C. Haworth
Douglas C. Larson
C.H. Lawrence, Jr.
D. Harcourt Lees, Jr.
Randolph T. Minter
Brian S. Montgomery
H. P. Neale
Pat. H. Nevill
John J. Norman, Jr.
Henry M. Ross, Director Emeritus
H. Frances Stringfellow
C. Hunton Tiffany, Chairman

## Executive Officers

Randy K. Ferrell
President &
Chief Executive Officer

Eric P. Graap
Senior Vice President &
Chief Financial Officer

Mark A. Debes
Senior Vice President
Retail Banking & Marketing

Jeffrey A. Sisson
Senior Vice President
Chief Lending Officer

Edna T. Brannan
Senior Vice President
Chief Admininstrative Officer

## TFB Wealth Management Services *(A Division of The Fauquier Bank)*

Sally C. Marks
Vice President
Trust Officer

Wendy L. Worley
Trust Officer

Sarah J. Yakel
Vice President
Trust Officer

David E. Couk, Jr.
Vice President
Investment Services

Patrick J. Heijmen
Officer
Financial Services Consultant

Nathan S. Gilbert
Assistant Vice President
Financial Services Officer

## Branch Offices

Mark A. Debes
Senior Vice President

Krista W. Tucker
Vice President
Personal Banker

Ellen H. Winston
Vice President
Personal Banker

**Main Office**
Warrenton, Va.
Vickie P. Dingus
Hub Manager

**Sudley Road Office**
Manassas, Va.
Carol S. Christy
Branch Manager

**New Baltimore Office**
New Baltimore, Va.
Denise M. Roach
Hub Manager

**Bealeton Office**
Bealeton, Va.
Lori Sprouse
Branch Manager

**The Plains Office**
The Plains, Va.
Barbara S. Parr
Branch Manager

**View Tree Office**
Warrenton, Va.
Alice L. Brown
Branch Manager

**Old Town Manassas Office**
Manassas, Va.
Carol A. Morgan
Hub Manager

**Catlett Office**
Catlett, Va.
Jessica M. Wilson
Branch Manager

**Telephone Banking Center**
Andrea N. Robertson
Branch Manager

## TFB Lending Division

Jeffrey A. Sisson
Senior Vice President
Chief Lending Officer

Mary Ann Andrews
Asst. Vice President
Mortgage Originator

Gloria J. Bowman
Vice President
Mortgage Lender

Carol D. Will
Vice President
Consumer Lender

Jeffrey S. Milnes
Vice President
Commercial Lender



*Left: Hunton Tiffany, Chairman Fauquier Bankshares.*
*Right: Randy K. Ferrell, President & CEO, Fauquier Bankshares; President & CEO, The Fauquier Bank*

# Letter To Shareholders

Dear Shareholder:

We are pleased to present the 2004 annual report on your investment in Fauquier Bankshares, Inc. (NASDAQ SmallCap: FBSS). In its 103rd year The Fauquier Bank provided the premium return you have come to expect from your investment. Our customers continue to enjoy the high-quality financial relationships that trademark the only remaining locally owned independent community Bank in our marketplace.

## FINANCIAL HIGHLIGHTS

- Net Income was $4.98 million in 2004, an increase of 14.8% from $4.34 million in 2003. On a fully diluted per share basis this translates to growth of more than 13.7% to $1.41 per share in 2004 compared with $1.24 per share a year earlier. Return on average equity and return on average assets were 16.82% and 1.21%, respectively, compared with 15.84% and 1.24% in 2003.

- Steady growth in both deposits and loans continued in 2004. Total deposits rose by $53.5 million or nearly 16.7% from 2003 to 2004. Total loans, net of allowance for loan losses, grew $42.5 million, or 14.4% over the same period.

- Credit quality remained exceptionally strong, evidenced by a 0.02% net charge-off to total loan ratio. At December 31, 2004, non-performing assets represented only 0.05% of total loans, down from 0.33% a year earlier.

- Assets managed by TFB Wealth Management Services, a division of The Fauquier Bank, grew 13%, to $247 million in 2004.

- The Company's capital strength continued to be deemed "well-capitalized" by the regulators. Fauquier Bankshares, Inc.'s leverage, tier 1 risk-based, and total capital risk-based ratios were 8.30%, 10.87% and 12.10%, respectively, at December 31, 2004.

- Your cash dividend for 2004 was $0.56 per share, an increase of over 16.7% from 2003.

## STRATEGIC HIGHLIGHTS

2004 was another landmark year for Fauquier Bankshares, Inc. and The Fauquier Bank. Through strong commitment to customer satisfaction, your company achieved healthy, prudent growth and record earnings evidenced by double-digit annual increases in our Commercial, Retail and Wealth Management business lines. This level of success is attributed to key investments in personnel, technology and to a business philosophy based on matching the financial needs of our clients with our products and services

In response to shareholder requests Fauquier Bankshares' Dividend Reinvestment Plan was introduced in May 2004. This program has been well-received, and participation continues to increase. Late in the year an Employee Stock Purchase plan became available to all TFB associates. Employee investment provides a greater sense of ownership in the Bank and its success and benefits the people who drive our organization. Ultimately, the Dividend Reinvestment Plan and the Employee Stock Purchase Plan add value to your investment.

On the technology front your company continues to monitor industry developments relative to Check 21. Adoption of image exchange practices has become a much larger undertaking for banks than initially anticipated. We are well positioned to utilize this new technology concurrent with industry acceptance. Efficiency, safety and rate of return drive our implementation plan slated to begin in 2006.

As part of our growth strategy, in May 2004, your company opened its eighth full service branch in Bealeton to expand its service capacity in Southern Fauquier. Additionally, we have signed a lease for our ninth branch slated to open in Haymarket early 2006.

TFB Wealth Management Services continued to expand in 2004 through the use of dedicated marketing efforts and growth in sales of investment and trust products. We focused on both developing current client relationships and targeting our affluent market. Traditional trust and investment services provided the foundation for an expanded portfolio of comprehensive wealth management product offerings. For 2005 we will continue to focus on increased visibility and brand recognition in our market.

In the coming year, we look forward to continued growth. We are focused on deliberate strategies designed to produce high performance results and premium returns on your investment.

On behalf of the Board of Directors, management and associates, thank you for your loyalty and support.

Sincerely,

Randy K. Ferrell
President & CEO

C. Hunton Tiffany
Chairman


Earnings per Share
Dollars
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
1999
2000
2001
2002
2003
2004


Dividends per Share
Dollars
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
1999
2000
2001
2002
2003
2004


Return on Equity
Percent
20
16
12
8
4
0
1999
2000
2001
2002
2003
2004


Return on Assets
Percent
2.00
1.60
1.20
0.80
0.40
0.00
1999
2000
2001
2002
2003
2004


Assets
Millions of Dollars
500
400
300
200
100
0
1999
2000
2001
2002
2003
2004


Wealth Management Services
$219
$247
$936
$1,270
2003 2004
Assets (Millions)
2003 2004
Revenue (Thousands)

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and accompanying notes included elsewhere in this report. The historical results are not necessarily indicative of results to be expected for any future period.

SELECTED FINANCIAL DATA

| *(Dollars in thousands, except per share data)* | At and for the Year Ended December 31, 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **EARNINGS STATEMENT DATA:** | | | | | |
| Interest income | $ 21,978 | $ 19,136 | $ 19,496 | $ 19,785 | $ 18,002 |
| Interest expense | 4,411 | 4,001 | 5,082 | 7,221 | 6,084 |
| Net interest income | 17,567 | 15,135 | 14,414 | 12,564 | 11,918 |
| Provision for loan losses | 540 | 784 | 346 | 350 | 457 |
| Net interest income after provision for loan losses | 17,027 | 14,351 | 14,068 | 12,214 | 11,461 |
| Noninterest income | 5,086 | 4,780 | 3,866 | 3,836 | 2,842 |
| Securities gains (losses) | (47) | 248 | 34 | - | (111) |
| Noninterest expense | 14,848 | 13,222 | 12,296 | 10,938 | 9,665 |
| Income before income taxes | 7,218 | 6,157 | 5,672 | 5,112 | 4,527 |
| Income taxes | 2,240 | 1,821 | 1,742 | 1,597 | 1,430 |
| Net income | $ 4,978 | $ 4,336 | $ 3,930 | $ 3,515 | $ 3,097 |
| **PER SHARE DATA: (1)** | | | | | |
| Net income per share, basic | 1.49 | 1.31 | 1.18 | 1.03 | 0.88 |
| Net income per share, diluted | 1.41 | 1.24 | 1.14 | 1.01 | 0.88 |
| Cash dividends | 0.56 | 0.48 | 0.41 | 0.36 | 0.32 |
| Average basic shares outstanding | 3,329,367 | 3,308,124 | 3,312,084 | 3,406,866 | 3,510,364 |
| Average diluted shares outstanding | 3,509,032 | 3,480,588 | 3,460,128 | 3,473,696 | 3,533,546 |
| Book value at period end | 9.40 | 8.59 | 8.00 | 7.21 | 6.55 |
| **BALANCE SHEET DATA:** | | | | | |
| Total Assets | $ 429,199 | $ 378,584 | $ 321,499 | $ 285,202 | $ 249,855 |
| Loans, net | 337,792 | 295,312 | 213,698 | 207,453 | 197,879 |
| Investment securities | 58,595 | 52,386 | 71,737 | 36,908 | 16,956 |
| Deposits | 374,656 | 321,129 | 273,668 | 243,747 | 212,103 |
| Shareholders' equity | 31,891 | 28,463 | 26,431 | 24,157 | 22,419 |
| **PERFORMANCE RATIOS:** | | | | | |
| Net interest margin(2) | 4.68% | 4.80% | 5.24% | 5.02% | 5.56% |
| Return on average assets | 1.21% | 1.24% | 1.29% | 1.28% | 1.32% |
| Return on average equity | 16.82% | 15.84% | 15.74% | 14.73% | 14.13% |
| Dividend payout | 37.60% | 36.63% | 34.51% | 34.76% | 36.09% |
| Efficiency ratio(3) | 65.12% | 65.17% | 66.44% | 65.78% | 64.69% |
| **ASSET QUALITY RATIOS:** | | | | | |
| Allowance for loan losses to period end loans, net | 1.19% | 1.20% | 1.34% | 1.36% | 1.27% |
| Non-performing loans to allowance for loan losses | 4.51% | 27.06% | 29.20% | 31.96% | 4.74% |
| Non-performing assets to period end loans and other real estate owned | 0.05% | 0.33% | 0.39% | 0.43% | 0.06% |
| Net charge-offs to average loans | 0.02% | 0.04% | 0.14% | 0.02% | 0.10% |
| **CAPITAL RATIOS:** | | | | | |
| Leverage | 8.30% | 8.58% | 9.35% | 8.30% | 9.13% |
| Risk Based Capital Ratios: | | | | | |
| Tier 1 capital | 10.87% | 11.51% | 14.26% | 12.00% | 11.96% |
| Total capital | 12.10% | 12.76% | 15.52% | 13.25% | 13.21% |

(1) Amounts have been restated to reflect a two-for-one stock split during 2002.

(2) Net interest margin is calculated as fully taxable equivalent net interest income divided by average earning assets and represents the Corporation's net yield on its earning assets.

(3) Efficiency ratio is computed by dividing non-interest expense by the sum of fully taxable equivalent net interest income and non-interest income.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

### FORWARD-LOOKING STATEMENTS

In addition to the historical information contained herein, this report contains forward-looking statements. Forward-looking statements are based on certain assumptions and describe future plans, strategies, and expectations of Bankshares, and are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "may," "will" or similar expressions. Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions, or expectations will be achieved. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and actual results could differ materially from those contemplated. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: interest rates, general economic conditions, the legislative/regulatory climate, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, the quality or composition of TFB's loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements contained in this report, and you should not place undue reliance on such statements, which reflect our position as of the date of this report.

### CRITICAL ACCOUNTING POLICIES

*GENERAL.* Bankshares' financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in our estimates. In addition, GAAP itself may change from one previously acceptable accounting method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

*ALLOWANCE FOR LOAN LOSSES.* The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standards (SFAS) No. 5 "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for loan losses has three basic components: the specific allowance, the formula allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur.

The specific allowance is used to individually allocate an allowance for larger balance, non-homogeneous loans. The specific allowance uses various techniques to arrive at an estimate of loss. First, analysis of the borrower's overall financial condition, resources and payment record, the prospects for support from financial guarantors; and the fair market value of collateral are used to estimate the probability and severity of inherent losses. Then the migration of historical default rates and loss severities, internal risk ratings, industry and market conditions and trends, and other environmental factors are considered. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates.

The formula allowance is used for estimating the loss on pools of smaller-balance, homogeneous loans; including 1-4 family mortgage loans, installment loans, other consumer loans, and outstanding loan commitments. Also, the formula allowance is used for the remaining pool of larger balance, non-homogeneous loans which were not allocated a specific allowance upon their review. The formula allowance begins with estimates of probable losses inherent in the homogeneous portfolio based upon various statistical analyses. These include analysis of historical and peer group delinquency and credit loss experience, together with analyses that reflect current trends and conditions. We also consider trends and changes in the volume and term of loans, changes in the credit process and/or lending policies and procedures, and an evaluation of overall credit quality. The formula allowance uses a historical loss view as an indicator of future losses. As a result, even though this history is regularly updated with the most recent loss information, it could differ from the loss incurred in the future.

The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowances. In addition, an unallocated reserve is maintained to recognize the imprecision in estimating and measuring inherent losses on individual loans or pools of loans.

### INTRODUCTION

TFB's general market area principally includes Fauquier County, western Prince William County, and neighboring communities and is located approximately fifty (50) miles southwest of Washington, D.C.

TFB provides a range of consumer and commercial banking services to individuals, businesses and industries. The deposits of TFB are insured up to applicable limits by the Bank Insurance Fund of the Federal Deposit Insurance Fund. The basic services offered by TFB include: demand interest bearing and non-interest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, cash management, direct deposits, notary services, night depository, traveler's checks, cashier's checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, internet banking, and banking by mail. In addition, TFB makes secured and unsecured commercial and real estate loans, issues stand-by letters of credit and grants available credit for installment, unsecured and secured personal loans, residential mortgages and home equity loans, as well as automobile and other types of consumer financing. TFB provides automated teller machine ("ATM") cards, as a part of the Star and Plus ATM networks, thereby permitting customers to utilize the convenience of larger ATM networks.

TFB operates a Wealth Management Services ("WMS") division that began with the granting of trust powers to TFB in 1919. The WMS division provides personalized services that include investment management, trust, estate settlement, retirement, insurance, and brokerage services. During 2004, assets managed by WMS increased by $28.5 million to $247.4 million, or 13.0%, when compared with 2003, with revenue increasing from $936,000 to $1.27 million or 35.8%, over the same time period. The Fauquier Bank through its subsidiary Fauquier Bank Services, Inc. has equity ownership interests in Bankers Insurance, LLC, a Virginia independent insurance company, and Bankers Investments Group, LLC, a full service broker/dealer. Bankers Insurance consists of a consortium of 60 Virginia community bank owners and Bankers Investments Group is owned by 33 Virginia community banks.

The revenues of TFB are primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest and dividends from investment and mortgage-backed securities, and short-term investments. The principal sources of funds for TFB's lending activities are its deposits, repayment of loans, the sale and maturity of investment securities, and borrowings from the Federal Home Loan Bank ("FHLB") of Atlanta. The principal expenses of TFB are the interest paid on deposits and operating and general administrative expenses.

As is the case with banking institutions generally, TFB's operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Board of Governors of the Federal Reserve System ("Federal Reserve"). As a Virginia-chartered bank and a member of the Federal Reserve, TFB is supervised and examined by the Federal Reserve and the Virginia State Corporation Commission ("SCC"). Interest rates on competing investments and general market rates of interest influence deposit flows and costs of funds. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. TFB faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans.

## EXECUTIVE OVERVIEW

This discussion is intended to focus on certain financial information regarding Bankshares and TFB and may not contain all the information that is important to the reader. The purpose of this discussion is to provide the reader with a more thorough understanding of our financial statements. As such, this discussion should be read carefully in conjunction with the consolidated financial statements and accompanying notes contained elsewhere in this report.

Through merger and consolidation, TFB has become the primary, independent community bank in its immediate market area. It seeks to be the primary financial service provider for its market area by providing the right mix of consistently high quality customer service, efficient technological support, value-added products, and a strong commitment to the community.

Net income of $4.98 million in 2004 was a 14.8% increase from 2003 net income of $4.34 million. Bankshares and TFB experienced growth across all primary operating businesses with growth in commercial and retail lending, deposit accounts and core deposits, and assets under WMS management. During 2003, TFB modified its loan pricing strategies and expanded its loan product offerings in an effort to increase lending activity without sacrificing the existing credit quality standards. The result of this was a 14.4% and 38.2% increase in net loan outstandings in 2004 and 2003, respectively. Deposits increased 16.7% from year-end 2003 to year-end 2004, and 17.3% from year-end 2002 to year-end 2003, with TFB gaining in-market customers who grew dissatisfied with the service and pricing resulting from the consolidation of other local community banks into larger, out-of-market financial institutions. Assets under management grew 13.0% as management continued to focus more resources toward its WMS business.

Net interest income is the largest component of net income, and equals the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Future trends regarding net interest income are dependent on the absolute level of market interest rates, the shape of the yield curve, the amount of lost income from non-performing assets, the amount of prepaying loans, the mix and amount of various deposit types, and many other factors, as well as the overall volume of interest-earning assets. These factors are individually difficult to predict, and when taken together, the uncertainty of future trends compounds. Based on management's current projections, net interest income may increase in 2005 and beyond as average interest-earning assets increase, but this may be offset in part or in whole by a possible contraction in TFB's net interest margin resulting from competitive market conditions. Additionally, TFB's balance sheet is positioned for a stable or rising interest rate environment. This means that net interest income is projected to increase if market interest rates rise, and to decrease if market interest rates fall. The specific nature of TFB's variability in net interest income due to changes in interest rates, also known as interest rate risk, is to a large degree the result of TFB's deposit base structure. During 2004, demand deposits, NOW, and savings deposits averaged 22.8%, 15.9%, and 11.6% of total average deposits, respectively, while the more interest-rate sensitive time, Premium NOW and certificates of deposit averaged 7.8% and 22.1% of total average deposits, respectively.

TFB continues to have strong credit quality as evidenced by non-performing loans totaling $183,000 or 0.05% of total loans at December 31, 2004, as compared with $967,000, or 0.33% of total loans at December 31, 2003. The provision for loan losses was $540,000 for 2004 compared with $784,000 for 2003. The 31.1% decrease in the provision for loan losses from 2003 to 2004 was largely in response to 53.8% decrease in net loan charge-offs, as well as the 81.1% decrease in non-performing loans over the same period. This was partially offset by the growth in new loan originations during 2003 and 2004.

Management seeks to continue the expansion of its branch network. During 2004, a new branch opened in Bealeton, Virginia in the southern part of Fauquier County. Additionally, TFB has leased a property in Haymarket, Virginia, and will build its ninth full-service branch office scheduled to open during the first half of 2006. TFB looks to continue to add to its branch network in western Prince William County. TFB is looking toward these new retail markets for growth in deposits and WMS income. Management seeks to increase the level of its fee income from deposits and wealth management services through the increase of its market share within its marketplace.

The following table presents a quarterly summary of earnings for the last two years. In 2004, earnings exhibited increasing profitability from recurring sources when compared with the same quarter from the prior year, primarily the result of the steady and continuous growth in net interest income, WMS income, and fees on deposits.

## EARNINGS
(In Thousands)

| | Three Months Ended 2004 | | | | Three Months Ended 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | **Dec. 31** | **Sep. 30** | **June 30** | **Mar. 31** | **Dec. 31** | **Sep. 30** | **June 30** | **Mar. 31** |
| Interest income | $ 5,910 | $ 5,641 | $ 5,320 | $ 5,107 | $ 5,160 | $ 4,766 | $ 4,619 | $ 4,591 |
| Interest expense | 1,205 | 1,145 | 1,039 | 1,022 | 994 | 956 | 1,030 | 1,021 |
| Net Interest Income | 4,705 | 4,496 | 4,281 | 4,085 | 4,166 | 3,810 | 3,589 | 3,570 |
| Provision for loan losses | 0 | 231 | 154 | 154 | 314 | 240 | 155 | 75 |
| Net interest income after provision for loan losses | 4,705 | 4,265 | 4,127 | 3,931 | 3,852 | 3,570 | 3,434 | 3,495 |
| Other Income | 1,216 | 1,306 | 1,258 | 1,258 | 1,227 | 1,492 | 1,215 | 1,134 |
| Other Expense | 3,704 | 3,635 | 3,832 | 3,677 | 3,546 | 3,334 | 3,300 | 3,082 |
| Income before income taxes | 2,217 | 1,936 | 1,553 | 1,512 | 1,533 | 1,728 | 1,349 | 1,547 |
| Income tax expense | 725 | 604 | 469 | 442 | 440 | 522 | 403 | 456 |
| Net income | $ 1,492 | $ 1,332 | $ 1,084 | $ 1,070 | $ 1,093 | $ 1,206 | $ 946 | $ 1,091 |
| Net income per share, basic | $ 0.44 | $ 0.40 | $ 0.33 | $ 0.32 | $ 0.33 | $ 0.36 | $ 0.28 | $ 0.33 |
| Net income per share, diluted | $ 0.42 | $ 0.38 | $ 0.31 | $ 0.30 | $ 0.31 | $ 0.34 | $ 0.27 | $ 0.32 |

## RESULTS OF OPERATIONS

2004 COMPARED WITH 2003

Net income of $4.98 million in 2004 was a 14.8% increase from 2003 net income of $4.34 million. Earnings per share on a fully diluted basis were $1.41 in 2004 compared to $1.24 in 2003. Profitability as measured by return on average equity increased from 15.8% in 2003 to 16.8% in 2004. Profitability as measured by return on average assets decreased from 1.24% in 2003 to 1.21% in 2004

2003 COMPARED WITH 2002

Net income of $4.34 million in 2003 was a 10.3% increase from 2002's net income of $3.93 million. Earnings per share on a fully diluted basis were $1.24 in 2003 compared to $1.14 in 2002. Profitability as measured by return on average equity increased from 15.7% in 2002 to 15.8% in 2003. Profitability as measured by return on average assets decreased from 1.29% in 2002 to 1.24% in 2003.

NET INTEREST INCOME AND EXPENSE

2004 COMPARED WITH 2003

Net interest income for 2004 increased $2.43 million or 16.1% to $17.57 million for the year ended December 31, 2004 from $15.14 million for the year ended December 31, 2003. This increase resulted from an increase in total average earning assets from $320.8 million in 2003 to $380.4 million in 2004, partially offset by a 12 basis point decrease in the net interest margin. The percentage of average earning assets to total assets increased in 2004 to 92.1% from 91.6% in 2003. TFB's net interest margin decreased from 4.80% in 2003 to 4.68% in 2004.

Total interest income increased $2.84 million or 14.9% to $21.98 million in 2004 from $19.14 million in 2003. This increase was due to the increase in total average earning assets of $59.8 million from 2003 to 2004. Average loan balances increased from $253.4 million in 2003 to $321.0 million in 2004. The average yield on loans decreased to 6.30% in 2004 compared with 6.86% in 2003. Together, there was a $2.87 million increase in interest and fee income from loans for the year 2004 compared with year 2003. Average investment security balances decreased $11.1 million from $62.7 million in 2003 to $51.6 million in 2004, primarily due to the decrease in excess liquidity as a result of the loan growth in 2003 and 2004. The tax-equivalent average yield on investments increased from 3.12% in 2003 to 3.65% in 2004. Together, there was a decrease in interest and dividend income on security investments of $66,000 or 3.4%, from $1.91 million in 2003 to $1.85 million in 2004. Average federal funds sold balances increased $1.1 million from $4.5 million in 2003 to $5.6 million in 2004. The average yield on federal funds sold increased from 1.08% in 2003 to 1.29% in 2004. Together, there was a $23,000 increase in federal funds sold income from 2003 to 2004.

Total interest expense increased $410,000 or 10.2% from 2003 to 2004 primarily due to the increase in cost on interest-bearing deposits resulting from the rising short term market interest rates and the growth in TFB's Premium NOW account. Average deposit balances grew $57.1 million, primarily in demand deposits, Premium NOW accounts, and money market accounts. The average rate on interest-bearing liabilities decreased from 1.56% in 2003 to 1.47% in 2004. The average rate on certificates of deposit decreased from 2.66% in 2003 to 2.55% in 2004. Interest expense on FHLB of Atlanta advances increased $50,000 from 2003 to 2004 due to the $3.9 million increase in average FHLB advances, which was partially offset by a 63 basis point decline in their average cost from 2003 to 2004.

2003 COMPARED WITH 2002

Net interest income increased $721,000 or 5.0% to $15.1 million for the year ended December 31, 2003 from $14.4 million for the year ended December 31, 2002. This increase resulted from an increase in total average earning assets from $279.5 million in 2002 to $320.8 million in 2003, partially offset by a 44 basis point decrease in the net interest margin. The percentage of average earning assets to total assets decreased in 2003 to 91.6% from 92.0% in 2002. TFB's net interest margin decreased from 5.24% in 2002 to 4.80% in 2003.

Total interest income decreased $360,000 or 1.8% to $19.1 million in 2003 from $19.5 million in 2002. This decrease was due to the decrease in yield on interest-earning assets resulting from the declining market interest rates. Average loan balances increased from $215.7 million in 2002 to $253.4 million in 2003. The average yield on loans decreased to 6.86% in 2003 compared with 8.05% in 2002. Together, there was a $30,000 decrease in interest and fee income from loans for the year 2003 compared with year 2002. Average investment security balances increased $11.5 million from $51.1 million in 2002 to $62.7 million in 2003, primarily due to the excess liquidity generated from retail deposit growth in 2002 and 2003. The tax-equivalent average yield on investments declined from 4.21% in 2002 to 3.12% in 2003. Together, there was a decrease in interest and dividend income on security investments of $180,000 or 8.6%, from $2.1 million in 2002 to $1.9 million in 2003. Average federal funds sold balances decreased $8.0 million from $12.5 million in 2002 to $4.5 million in 2003. The average yield on federal funds sold declined from 1.58% in 2002 to 1.08% in 2003. Together, there was a $148,000 decrease in federal funds sold income from 2002 to 2003.

Total interest expense decreased $1.1 million or 21.3% from 2002 to 2003 primarily due to the decrease in cost on interest-bearing deposits also resulting from the declining market interest rates. Average deposit balances grew $38.7 million, primarily in demand deposits, time certificates of deposit, and money market accounts. The average rate on interest-bearing liabilities decreased from 2.25% in 2002 to 1.56% in 2003. The average rate on certificates of deposit decreased from 3.81% in 2002 to 2.66% in 2003. Interest expense on FHLB of Atlanta advances increased $15,000 from 2002 to 2003 due to the $1.1 million increase in average FHLB advances.

The following table sets forth information relating to Bankshares' average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields and rates paid for the periods indicated. These yields and costs are derived by dividing income or expense by the average daily balances of assets and liabilities, respectively, for the periods presented.

AVERAGE BALANCES, INCOME AND EXPENSES, AND AVERAGE YIELDS AND RATES
(In Thousands)

| | 12 Months Ended December 31, 2004 | | | 12 Months Ended December 31, 2003 | | | 12 Months Ending December 31, 2002 | | |
|---|---|---|---|---|---|---|---|---|---|
| **ASSETS:** | Average Balances | Income/ Expense | Average Rate | Average Balances | Income/ Expense | Average Rate | Average Balances | Income/ Expense | Average Rate |
| Loans | | | | | | | | | |
| Taxable | $ 312,188 | $ 19,655 | 6.30% | $ 243,975 | $ 16,722 | 6.85% | $208,622 | $16,863 | 8.08% |
| Tax-exempt (1) | 7,895 | 575 | 7.29% | 8,494 | 676 | 7.96% | 6,128 | 509 | 8.30% |
| Nonaccrual | 927 | 0 | | 962 | 0 | | 993 | 0 | |
| Total Loans | 321,009 | 20,230 | 6.30% | 253,431 | $17,398 | 6.86% | 215,743 | 17,372 | 8.05% |
| Securities | | | | | | | | | |
| Taxable | 50,425 | 1,796 | 3.56% | 61,154 | 1,851 | 3.03% | 48,768 | 1,990 | 4.08% |
| Tax-exempt (1) | 1,175 | 85 | 7.25% | 1,503 | 101 | 6.75% | 2,364 | 164 | 6.94% |
| Total securities | 51,599 | 1,881 | 3.65% | 62,657 | $1,952 | 3.12% | 51,132 | 2,154 | 4.21% |
| Deposits in banks | 2,223 | 20 | 0.89% | 183 | 2 | 1.07% | 174 | 3 | 1.72% |
| Federal funds sold | 5,590 | 72 | 1.29% | 4,502 | 49 | 1.08% | 12,489 | 197 | 1.58% |
| Total earning assets | 380,421 | 22,203 | 5.84% | 320,773 | 19,401 | 6.05% | 279,538 | 19,726 | 7.06% |
| Less: Reserve for loan losses | (3,797) | | | (3,146) | | | (2,957) | | |
| Cash and due from banks | 16,602 | | | 16,092 | | | 16,563 | | |
| Bank premises and equipment, net | 8,492 | | | 7,491 | | | 6,532 | | |
| Other assets | 11,355 | | | 8,896 | | | 4,258 | | |
| Total Assets | $ 413,073 | | | $350,106 | | | $303,934 | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY:** | | | | | | | | | |
| Deposits | | | | | | | | | |
| Demand deposits | $ 80,886 | | | $ 63,647 | | | $51,016 | | |
| Interest-bearing deposits | | | | | | | | | |
| NOW accounts | 56,440 | 79 | 0.14% | 52,030 | 95 | 0.23% | 46,403 | 165 | 0.36% |
| Premium NOW accounts | 27,517 | 616 | 2.24% | 1,267 | 28 | 2.25% | - | - | - |
| Money market accounts | 70,400 | 567 | 0.80% | 61,388 | 634 | 1.03% | 53,348 | 932 | 1.75% |
| Savings accounts | 41,065 | 145 | 0.35% | 40,429 | 196 | 0.48% | 37,833 | 439 | 1.16% |
| Time deposits | 78,221 | 1,994 | 2.55% | 78,701 | 2,093 | 2.66% | 70,179 | 2,671 | 3.81% |
| Total interest-bearing deposits | 273,643 | 3,400 | 1.24% | 233,814 | $3,047 | 1.30% | 207,763 | 4,207 | 2.02% |
| Federal funds purchased | 2,617 | 34 | 1.30% | 2,862 | 39 | 1.35% | - | - | |
| Federal Home Loan Bank advances | 19,995 | 770 | 3.85% | 16,068 | 721 | 4.48% | 15,000 | 705 | 4.70% |
| Capital Securities of Subsidiary Trust | 4,000 | 206 | 5.16% | 4,000 | 195 | 4.87% | 3,080 | 170 | 5.52% |
| Total interest-bearing liabilities | 300,254 | 4,411 | 1.47% | $256,744 | $4,001 | 1.56% | 225,843 | 5,082 | 2.25% |
| Other liabilities | 2,332 | | | 2,346 | | | 2,112 | | |
| Shareholders' equity | 29,601 | | | 27,369 | | | 24,964 | | |
| Total Liabilities & Shareholders' Equity | $ 413,073 | | | $ 350,106 | | | $303,934 | | |
| Net interest spread | | $ 17,792 | 4.37% | | $15,400 | 4.49% | | $14,644 | 4.81% |
| Interest expense as a percent of average earning assets | | 1.16% | | | | 1.25% | | | 1.82% |
| Net interest margin | | 4.68% | | | | 4.80% | | | 5.24% |

(1) Income and rates on non-taxable assets are computed on a tax equivalent basis using a federal tax rate of 34%.

RATE/VOLUME ANALYSIS

The following table sets forth certain information regarding changes in interest income and interest expense of Bankshares for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to changes in volume (change in volume multiplied by old rate); and changes in rates (change in rate multiplied by old volume). Changes in rate-volume, which cannot be separately identified, are allocated proportionately between changes in rate and changes in volume.

RATE / VOLUME VARIANCE
(In Thousands)

| | 2004 Compared to 2003 | | | 2003 Compared to 2002 | | |
|---|---|---|---|---|---|---|
| | Change | Due to Volume | Due to Rate | Change | Due to Volume | Due to Rate |
| Loans; taxable | $ 2,933 | $ 4,413 | $ (1,480) | $ (141) | $ 2,858 | $ (2,999) |
| Loans; tax-exempt (1) | (101) | (48) | (53) | 168 | 196 | (29) |
| Securities; taxable | (55) | (191) | 136 | (139) | 505 | (645) |
| Securities; tax-exempt (1) | (16) | (22) | 6 | (63) | (60) | (3) |
| Deposits in banks | 18 | 22 | (4) | (1) | - | (1) |
| Federal funds sold | 23 | 12 | 11 | (148) | (126) | (22) |
| Total Interest Income | 2,802 | 4,186 | (1,384) | (325) | 3,374 | (3,699) |
| INTEREST EXPENSE | | | | | | |
| NOW accounts | 571 | 597 | (26) | (41) | 25 | (66) |
| Money market accounts | (68) | 93 | (161) | (298) | 140 | (438) |
| Savings accounts | (51) | 3 | (54) | (243) | 30 | (273) |
| Time deposits | (99) | (13) | (86) | (578) | 324 | (902) |
| Federal funds purchased and securities sold under agreements to repurchase | (4) | (3) | (1) | 39 | 39 | - |
| Federal Home Loan Bank advances | 50 | 176 | (126) | 15 | 50 | (35) |
| Capital securities of subsidiary trust | 11 | - | 11 | 25 | 51 | (26) |
| Total Interest Expense | 410 | 853 | (443) | (1,081) | 659 | (1,740) |
| Net Interest Income | $ 2,392 | $ 3,333 | $ (941) | $ 757 | $ 2,715 | $ (1,958) |

(1) Income and rates on non-taxable assets are computed on a tax equivalent basis using a federal tax rate of 34%.

PROVISION FOR LOAN LOSSES, ALLOWANCE FOR LOAN LOSSES, AND ASSET QUALITY

The provision for loan losses was $540,000 for 2004, $784,000 for 2003 and $346,000 for 2002. The amount of the provision for loan loss for 2004, 2003 and 2002 was based upon management's continual evaluation of the adequacy of the allowance for loan losses, which encompasses the overall risk characteristics of the loan portfolio, trends in TFB's delinquent and non-performing loans, estimated values of collateral, and the impact of economic conditions on borrowers. Greater weight is given to the loss history by loan category, prolonged changes in portfolio delinquency trends by loan category, and changes in economic trends. The decrease in the provision for loan losses from 2003 to 2004 was largely in response to the 81.1% decrease in non-performing loans over the same period, partially offset by the impact of continued growth in new loan originations during 2003 and 2004. The increase in the provision for loan losses from 2002 to 2003 primarily reflects the same year to year growth in smaller-balance, homogeneous loans, including one-to-four family mortgage loans, installment loans, other consumer loans, and outstanding loan commitments. There can be no assurances, however, that future losses will not exceed estimated amounts, or that increased amounts of provisions for loan losses will not be required in future periods.

LOAN PORTFOLIO

At December 31, 2004, 2003, and 2002 net loans accounted for 78.7%, 78.0% and 66.5%, respectively, of total assets and were the largest category of Bankshares' earning assets.

Loans are shown on the balance sheets net of unearned discounts and the allowance for loan losses. Interest is computed by methods that result in level rates of return on principal. Loans are charged-off when deemed by management to be uncollectable, after taking into consideration such factors as the current financial condition of the customer and the underlying collateral and guarantees.

Bankshares adopted FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement has been amended by FASB Statement No.

118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." FASB Statement No. 114, as amended, requires that the impairment of loans that have been separately identified for evaluation is to be measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment is to be based on the net realizable value of the collateral. FASB Statement No. 114, as amended, also requires certain disclosures about investments in impaired loans and the allowance for loan losses and interest income recognized on loans.

A loan is considered impaired when it is probable that TFB will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. Factors involved in determining impairment include, but are not limited to, expected future cash flows, financial condition of the borrower, and the current economic conditions. A performing loan may be considered impaired if the factors above indicate a need for impairment. A loan on non-accrual status may not be impaired if it is in the process of collection or if the shortfall in payment is insignificant. A delay of less than 30 days or a shortfall of less than 5% of the required principal and interest payments generally is considered "insignificant" and would not indicate an impairment situation, if in management's judgement the loan will be paid in full. Loans that meet the regulatory definitions of doubtful or loss generally qualify as impaired loans under FASB Statement No. 114. As is the case for all loans, charge-offs for impaired loans occur when the loan or portion of the loan is determined to be uncollectible, as is the case for all loans.

Bankshares considers all consumer installment loans and residential mortgage loans to be homogenous loans. These loans are not subject to individual impairment under FASB Statement No. 114.

ASSET QUALITY

Non-performing loans, in most cases, consist of loans that are 90 days or more past due and for which the accrual of interest has been discontinued. Management evaluates all loans that are 90 days or more past due, as well as borrowers that have suffered financial distress, to determine if they should be placed on non-accrual status. Factors considered by management include the net realizable value of collateral, if any, and other resources of the borrower that may be available to satisfy the delinquency.

Non-performing loans totaled $183,000 or 0.05% of total loans at December 31, 2004, as compared with $967,000, or 0.33% of total loans at December 31, 2003 and $850,000, or 0.39% of total loans at December 31, 2002. Non-performing loans as a percentage of the allowance for loan losses were 4.5%, 27.1% and 29.2% at December 31, 2004, 2003 and 2002, respectively.

Loans that were 90 days past due and accruing interest totaled $162,000, $840,000, and $244,000 at December 31, 2004, 2003, and 2002 respectively. At December 31, 2004, loans 90 days past due and accruing interest primarily consisted of one loan totaling $106,000 and secured by residential real estate. No loss is anticipated on this loan.

There are no loans, other than those disclosed above as either non-performing or impaired, where information known about the borrower has caused management to have serious doubts about the borrower's ability to repay. At December 31, 2004, $46,500 of TFB's ownership in FreddieMac ("FHLMC") preferred stock with a par value of $500,000 was deemed to be permanently impaired and was recognized as a loss on securitites, available for sale. There are no other interest-bearing assets that would be subject to disclosure as either non-performing or impaired if such interest-bearing assets were loans.

At December 31, 2004, no concentration of loans to commercial borrowers engaged in similar activities exceeded 10% of total loans. The largest industry concentration at December 31, 2004 were approximately 6.7% of loans to the hospitality industry (hotels, motels, inns, etc.) and 6.2% of loans for land development.

Loans are placed on non-accrual status when they have been specifically determined to be impaired or when principal or interest is delinquent for 90 days or more, unless the loans are well secured and in the process of collection. Any unpaid interest previously accrued on such loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other non-accrual loans is recognized only to the extent of interest payments received.

The following table sets forth certain information with respect to TFB's non-accrual, restructured and past due loans, as well as foreclosed assets, for the periods indicated:

## NON-PERFORMING ASSETS AND LOANS CONTRACTUALLY PAST DUE

(In Thousands)

| | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| Nonaccrual loans | $62 | $967 | $850 | $913 | $121 |
| Restructured loans | - | - | - | - | - |
| Other assets owned | 121 | - | - | - | - |
| Total non-performing assets | $183 | $967 | $850 | $913 | $121 |
| Loans past due 90 days accruing interest | $162 | $840 | $244 | $541 | $800 |
| Allowance for loan losses to total loans at period end | 1.19% | 1.34% | 1.34% | 1.36% | 1.27% |
| Non-performing assets to period end loans and other real estate owned | 0.05% | 0.39% | 0.39% | 0.43% | 0.06% |

Potential Problem Loans: At December 31, 2004, management is not aware of any significant problem loans not included in table.

ANALYSIS OF LOAN LOSS EXPERIENCE.

The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, credit concentration, trends in historical loss experience, specific impaired loans, and current economic conditions. Management periodically reviews the loan portfolio to determine probable credit losses related to specifically identified loans as well as credit losses inherent in the remainder of the loan portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowances relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance remains subject to change.

Additions to the allowance for loan losses, recorded as the provision for loan losses on Bankshares' statements of income, are made monthly to maintain the allowance at an appropriate level based on management's analysis of the inherent risk in the loan portfolio. The amount of the provision is a function of the level of loans outstanding, the level of non-performing loans, historical loan-loss experience, the amount of loan losses actually charged off or recovered during a given period and current national and local economic conditions.

At December 31, 2004, 2003, 2002, 2001, and 2000 the allowance for loan losses was $4,060,000, $3,575,000, $2,910,000, $2,857,000, and $2,554,000, respectively.

NON-INTEREST INCOME

2004 COMPARED WITH 2003

Total non-interest income increased by $11,000 from $5.03 million in 2003 to $5.04 million in 2004. Non-interest income is derived primarily from non-interest fee income, which consists primarily of fiduciary and other Wealth Management fees, service charges on deposit accounts, and other fee income. This increase stemmed primarily from revenues related to the continued growth of TFB's deposit base and retail banking activities, and the increase of estate and brokerage fees within TFB's Wealth Management Services division. These increases were largely offset by the $295,000 year to year decrease in revenues resulting from gains and losses on the securities portfolio available for sale.

Wealth Management income increased $335,000 or 35.8% from 2003 to 2004. Service charges on deposit accounts increased $130,000, or 5.3% to $2.60 million for 2004, compared with $2.47million for 2003. The major factor in the increase in service charges on deposit accounts was the impact of TFB's average demand deposit base increasing 27.1% from $63.6 million during 2003 to $80.9 million during 2004. Other service charges, commissions and fees decreased $166,000 or 12.4% from $1.33 million in 2003 to $1.17 million primarily due to TFB's sale of its portfolio of merchant card customers in the first quarter of 2004, partially offset by increased income from VISA check card fees. The result of merchant card portfolio sale was the reduction of service charge income of approximately $90,000 per quarter, offset by an approximate $90,000 per quarter reduction in merchant card operating expenses.

The loss on securities available for sale of $46,500 represents the amount of TFB's ownership in FHLMC preferred stock deemed to be permanently impaired at December 31, 2004. Gains on securities, available for sale were $248,000 for 2003, the result of selling $10 million of available-for-sale government agency and corporate securities, whose weighted-average remaining maturity was approximately one year, for a gain on sale of $288,000, and reinvesting the proceeds from the sale into available-for-sale government agency securities with a weighted-average remaining maturity of approximately four years. This was partially offset by a loss on the sale of a $5 million investment in a short-term mortgage-backed security bond mutual fund.

Management seeks to increase the level of its future fee income from wealth management services and deposits through the increase of its market share within its marketplace. Wealth management fees are not projected to continue to grow at the 35% annual pace as it did in 2003 and 2004, but are projected to stabilize during 2005 and show more moderate growth over the longer term. Fees from deposits are projected to grow approximately at the rate exhibited in 2004. Income from Bank Owned Life Insurance ("BOLI") is expected to be greater in 2005 than 2004 due to an additional $2.5 million purchase in December 2004. Total BOLI was $7.9 million at December 31, 2004. Management is not projecting any gains or losses on the sale of securities at this time.

2003 COMPARED WITH 2002

Total non-interest income increased by $1.1 million from $3.9 million in 2002 to $5.0 million in 2004. Wealth Management income increased $241,000 or 34.7% from 2002 to 2003. Service charges on deposit accounts increased $342,000, or 16.0% to $2.5 million for 2003, compared with $2.1 million for 2002. The major factor in the increase in service charges on deposit accounts was the impact of TFB's average demand deposit base increasing 24.8% from $51.0 million during 2002 to $63.6 million during 2003. Other service charges, commissions and fees increased 36.4% from $1.0 million in 2002 to $1.3 million in 2003 primarily due to $212,000 of income from the February 28, 2003 purchase of $5.0 million of BOLI policies on certain key executives, as well as increased income from VISA check card fees.

NON-INTEREST EXPENSE

2004 COMPARED WITH 2003

Total non-interest expense increased $1.63 million, or 12.3% in 2004 compared with 2003. The primary component of this was an increase in salaries and employees' benefits of $1.25 million, or 19.1%, primarily due to the increase in full-time equivalent personnel from approximately 118 at year-end 2002 and 128 at year-end 2003 to 138 at year-end 2004, as well as customary annual salary increases. The growth in personnel primarily reflects the expansion of the lending and retail functions. Additionally, the decrease in the number of loans originated in 2004 when compared with 2003, reduced the amount of salary and benefit expense that could be deferred through the application of SFAS 91 (Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases). SFAS 91 deals with the timing of recognition of loan and lease origination fees and certain expenses. The statement requires that such fees and costs, if material, be deferred and amortized over the estimated life of the asset. Also, significant increases in the defined-benefit pension plan expense and the cost of medical insurance benefits added to increased salary and employees' benefit expense in 2004.

Other operating expenses increased $254,000 or 5.4% in 2004 compared with 2003. This increase was primarily attributable to the increase in legal and other professional fees that can be primarily attributed to meeting the requirements of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"). Management expects the costs associated with Sarbanes-Oxley compliance to increase in 2005 in connection with implementing the requirements of Section 404 regarding Management's Report on Internal Controls.

TFB expects personnel costs, consisting primarily of salary and benefits, to continue to be its largest other expense. As such, the most important factor with regard to potential changes in other expenses is the expansion of staff. The cost of any additional staff expansion, however, would be expected to be offset by the increased revenue generated by the additional services that the new staff would enable TFB to perform.

2003 COMPARED WITH 2002

Total non-interest expense increased $925,000, or 7.5% in 2003 from 2002. The primary component of this was an increase in salaries and employees' benefits of $637,000, or 10.8%, primarily due to the increase in full-time equivalent personnel from approximately 114 at year-end 2001 and 119 at year-end 2002 to 128 at year-end 2003, as well as customary annual salary increases. The growth in personnel primarily reflects the expansion of the lending function. Significant increases in the defined-benefit pension plan expense and the cost of medical insurance benefits also added to increased salary and benefits expense in 2004. Occupancy expenses increased $106,000, or 14.5%, from 2002 to 2003 primarily due to rent and other leasehold expenses associated with the full year effect of the 2003 addition of finance/accounting offices in Alexandria Pike, Warrenton, as well as significant growth in snow removal expense during early 2004. Furniture and equipment increased $127,000 or 12.1%, which correspond with the growth in occupancy expenses.

INCOME TAXES

Income tax expense increased by $419,000 for the year ended December 31, 2004 compared to the year ended December 31, 2003. Income tax expense increased by $80,000 for the year ended December 31, 2003 compared to the year ended December 31, 2002. The effective tax rates were 31.0% for 2004, 29.6% for 2003, and 30.7% for 2002. The effective tax rate differs from the statutory federal income tax rate of 34% due to TFB's investment in tax-exempt loans and securities, as well as TFB's BOLI purchase.

**COMPARISON OF DECEMBER 31, 2004 AND DECEMBER 31, 2003 FINANCIAL CONDITION**

Total assets were $429.1 million at December 31, 2004, an increase of 13.4% or $50.6 million from $378.5 million at December 31, 2003. Balance sheet categories reflecting significant changes included cash and due from banks, investment securities, total loans, bank premises and equipment, other assets, and deposits. Each of these categories is discussed below.

CASH AND DUE FROM BANKS. Cash and due from banks was $8.9 million at December 31, 2004, reflecting a decrease of $2.9 million from December 31, 2003.

INVESTMENT SECURITIES. Total investment securities were $58.6 million at December 31, 2004, reflecting an increase of $6.2 million from $52.4 million at December 31, 2003. The increase was primarily the result of deploying excess liquidity from deposit growth into short-term duration mortgage-backed securities. At December 31, 2004 and 2003, all investment securities were available for sale. The valuation allowance for the available for sale portfolio had an unrealized loss, net of tax benefit, of $48,000 at December 31, 2004 compared with an unrealized gain, net of tax, of $13,000 at December 31, 2003.

LOANS. Total net loan balance after allowance for loan losses was $337.8 million at December 31, 2004, which represents an increase of $42.4 million or 14.4% from $295.3 million at December 31, 2003. The majority of the increase was in commercial real estate and 1-4 family residential real estate loans, which increased $18.9 million and $17.0 from year-end 2003 to year-end 2004, as well as construction loans, which increased $8.0 million, over the same time period. TFB's loans are made primarily to customers located within TFB's primary market area. During 2002, TFB modified its loan pricing strategies and expanded its loan product offerings in an effort to increase lending activity without sacrificing the existing credit quality standards. This was the primary reason for the year to year increase in commercial and residential real estate loans outstanding. Management will continue the same pricing strategies during 2005, but does not project to originate the same level of 1-4 family residential real estate loans as in 2004, primarily due to competitive pressures and market interest rates.

BANK PREMISES AND EQUIPMENT, NET. Bank premises and equipment, net of depreciation, increased $658,000 from $7.9 million at December 31, 2003 to $8.5 million at December 31, 2004, primarily reflecting the capital expense of building and equipping the branch office in Bealeton, Virginia opened in 2004.

OTHER ASSETS. Other assets increased $3.8 million from December 31, 2003 to December 31, 2004. During December 2004, TFB purchased an additional $2.5 million of BOLI policies on certain key executives. BOLI is recorded at its cash surrender value, or the amount that can be realized. At December 31, 2004, the cash surrender value of BOLI was $7.9 million.

DEPOSITS. For the year ended December 31, 2004, total deposits grew $53.5 million or 16.7% when compared with total deposits one year earlier. Non-interest-bearing deposits increased by $6.1 million and interest-bearing deposits increased by $47.4 million. The growth in TFB's deposits during 2004 was the result of many possible factors difficult to segregate and quantify, and equally difficult to use as factors for future projections. One factor may have been the relative attractiveness of TFB's higher-rate Premium NOW account, which grew by $42.9 million during 2004, when compared with mutual fund money market accounts. Another probable factor was TFB gaining in-market customers who grew dissatisfied with the service resulting from the consolidation of other local community banks into larger, out-of-market financial institutions. Additional growth was generated by gaining deposits from new loan customers. TFB projects to increase its deposits in 2005 and beyond through the expansion of its branch network, as well as by offering value added demand deposit products, and selective rate premiums on its interest-bearing deposits.

COMPANY-OBLIGATED MANDATORILY REDEEMABLE CAPITAL SECURITIES OF SUBSIDIARY TRUST ("Capital Securities"). On March 26, 2002, Bankshares established a subsidiary trust that issued $4.0 million of capital securities as part of a pooled trust preferred security offering with other financial institutions. Bankshares is using the offering proceeds for the purposes of expansion and the repurchase of additional shares of its common stock. Under applicable regulatory guidelines, the capital securities are treated as Tier 1 capital for purposes of the Federal Reserve's capital guidelines for bank holding companies, as long as the capital securities and all other cumulative preferred securities of Bankshares together do not exceed 25% of Tier 1 capital.

## CONTRACTUAL OBLIGATIONS

The following table sets forth information relating to Bankshares' contractual obligations and scheduled payment amounts due at various intervals over the next five years and beyond as of December 31, 2004.

| (In Thousands) | Payments due period | | | | | |
|---|---|---|---|---|---|---|
| Contractual Obligations: | Total | Less than One Year | 1-3 Years | 3-5 Years | More than 5 Years | |
| Long-term debt obligations | $ 19,000 | | $ 10,000 | $ 5,000 | $ 4,000 | (1) |
| Capital lease obligations | - | - | - | - | - | |
| Operating lease and contract obligations | 5,532 | 1,060 | 2,206 | 2,208 | 58 | |
| Purchase obligations | - | - | - | - | - | |
| Other long-term liabilities obligations obligations reflected on balance sheet | - | - | - | - | - | |
| Total | $ 24,532 | $ 1,060 | $ 12,206 | $ 7,208 | $ 4,058 | |

(1) Has varying put provisions beginning March 27, 2007 with a manditory redemption March 26, 2032.

## OFF-BALANCE SHEET ARRANGEMENTS

TFB's off-balance sheet arrangements consist of commitments to extend credit and standby letters of credit, which were $76.3 million and $6.7 million, respectively at December 31, 2004, and $70.2 million and $6.2 million, respectively, at December 31, 2003. See Note 15 "Financial Instruments with Off-Balance-Sheet Risk" to the 2004 Consolidated Financial Statements for further discussion on the specific arrangements and elements of credit and interest rate risk inherent to the arrangements. The impact on liquidity of these arrangements is illustrated in the "Liquidity Sources and Uses" below under the title "Liquidity."

Revenues for standby letters of credit were $93,000 and $55,000 for 2004 and 2003, respectively. There were 88 and 73 separate standby letters of credit at December 31, 2004 and 2003, respectively. During 2004, no liabilities arose from standby letters of credit arrangements. During 2003, one liability arose, totaling $75,000. Past history gives little indication as to future trends regarding revenues and liabilities from standby letters of credit.

## CAPITAL RESOURCES

Shareholders' equity totaled $31.9 million at December 31, 2004 compared with $28.5 million at December 31, 2003. The amount of equity reflects management's desire to increase shareholders' return on equity by managing the growth in equity. During the first quarter of 1998, Bankshares initiated a Dutch auction self-tender offer to repurchase shares directly from shareholders. As a result of this action, Bankshares repurchased 120,476 shares, as adjusted for stock splits, or 3.2% of shares outstanding on December 31, 1998, for $1.2 million. In addition to the Dutch auction, Bankshares initiated an open market buyback program in 1998, through which it repurchased, adjusted for stock splits, an additional 30,000 shares at a cost of $0.3 million in 1998; 136,426 shares at a cost of $1.3 million in 1999; 126,240 shares at a cost of $1.1 million in 2000; 77,916 shares at a cost of $896,000 in 2001; 77,394 shares at a cost of $1.1 million in 2002; 21,010 shares at a cost of $354,000 in 2003; and 30,570 shares at a cost of $697,000 in 2004.

The securities portfolio valuation account decreased to an unrealized loss after tax benefit of $47,000 at December 31, 2004 compared with an unrealized gain of $13,000 at December 31, 2003.

As discussed above under "Company-obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust", Bankshares established a subsidiary trust that issued $4.0 million of capital securities as part of a pooled trust preferred security offering with other financial institutions. Under applicable regulatory guidelines, the capital securities are treated as Tier 1 capital for purposes of the Federal Reserve's capital guidelines for bank holding companies, as long as the capital securities and all other cumulative preferred securities of Bankshares together do not exceed 25% of Tier 1 capital.

As of December 31, 2004, the appropriate regulatory authorities have categorized Bankshares and TFB as "well capitalized." Bankshares' leverage capital ratio, risk-based tier 1capital ratio, and risk-based total capital ratio were 8.30%, 10.87%, and 12.10%, respectively, at December 31, 2004.

## LIQUIDITY

The primary sources of funds are deposits, repayment of loans, maturities of investments, funds provided from operations and advances from the FHLB of Atlanta. While scheduled repayments of loans and maturities of investment securities are predictable sources of funds, deposit flows and loan repayments are greatly influenced by the general level of interest rates, economic conditions and competition. TFB uses its sources of funds to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses. Management monitors projected liquidity needs and determines the desirable funding level based in part on TFB's commitments to make loans and management's assessment of TFB's ability to generate funds.

Management is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on the liquidity, capital resources or operations of Bankshares or TFB. Nor is management aware of any current recommendations by regulatory authorities that would have a material effect on liquidity, capital resources or operations. TFB's internal sources of such liquidity are deposits, loan and investment repayments, and securities available for sale. TFB's primary external source of liquidity is advances from the FHLB of Atlanta.

Cash and amounts due from depository institutions, interest-bearing deposits in other banks, and federal funds sold totaled $9.2 million at December 31, 2004 compared with $12.0 million at December 31, 2003. These assets provide a primary source of liquidity for TFB. In addition, management has designated the entire investment portfolio as available of sale, of which approximately $47.2 million is unpledged and readily salable. Futhermore, TFB has an available line of credit with the FHLB of Atlanta with a borrowing limit of approximately $127.4 million at December 31, 2004 to provide additional sources of liquidity, as well as available federal funds purchased lines of credit with various commercial banks totaling approximately $38.2 million. At December 31, 2004, $15.0 million of the FHLB of Atlanta line of credit were in use.

The following table sets forth information relating to Bankshares' sources of liquidity and the outstanding commitments for use of liquidity at December 31, 2004. The liquidity coverage ratio is derived by dividing the total sources of liquidity by the outstanding commitments for use of liquidity.

LIQUIDITY SOURCES AND USES
(In Thousands)

| | December 31, 2004 | | | December 31, 2003 | | |
|---|---|---|---|---|---|---|
| | Total | In Use | Available | Total | In Use | Available |
| Sources: | | | | | | |
| Federal funds borrowing lines of credit | $ 38,169 | $ - | $ 38,169 | $ 33,077 | $ 2,000 | $ 31,077 |
| Federal Home Loan Bank advances | 127,390 | 15,000 | 112,390 | 60,540 | 20,000 | 40,540 |
| Federal funds sold | | | 109 | | | 703 |
| Securities, available for sale and unpledged at fair value | | | 47,232 | | | 40,655 |
| Total short-term funding sources | | | $ 197,900 | | | $ 112,975 |
| Uses: | | | | | | |
| Unfunded loan commitments and lending lines of credit | | | $ 76,295 | | | $ 70,158 |
| Letters of credit | | | 6,660 | | | 6,192 |
| Total potential short-term funding uses | | | $ 82,955 | | | $ 76,350 |
| Ratio of short-term funding sources to potential short-term funding uses | | | 238.6% | | | 148.0% |

**IMPACT OF INFLATION AND CHANGING PRICES**

The consolidated financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of Bankshares and TFB are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on our performance than inflation does. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

**RECENT ACCOUNTING PRONOUNCEMENTS**

For information regarding recent accounting pronouncements and their effect on Bankshares, see "Recent Accounting Pronouncements" in Note 1 of the Notes to Consolidated Financial Statements contained herein.

**QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

An important component of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity reflects the potential effect on net interest income and economic value of equity from a change in market interest rates. TFB is subject to interest rate sensitivity to the degree that its interest-earning assets mature or reprice at different time intervals than its interest-bearing liabilities. However, TFB is not subject to the other major categories of market risk such as foreign currency exchange rate risk or commodity price risk.

TFB uses a number of tools to manage its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods. Management believes that rate risk is best measured by simulation modeling.

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve, and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity under varying market rate assumptions.

TFB monitors exposure to instantaneous changes in rates of up to 200 basis points up or down over a rolling 12-month period. TFB's policy limit for the maximum negative impact on net interest income and change in equity from instantaneous changes in interest rates of 200 basis points over 12 months is 15% and 20%, respectively. Management has maintained a risk position well within these guideline levels during 2004.

The following tables present TFB's anticipated market value changes in equity under various rate scenarios as of December 31, 2004 and 2003:

MARKET RISK

| 2004 (Dollars in thousands) | Percentage Change | Market Value Change | Minus 200 pts | Current Fair Value | Plus 200 pts | Market Value Change | Percentage Change |
|---|---|---|---|---|---|---|---|
| Federal funds sold | 0.00% | $ - | $ 109 | $ 109 | $ 109 | $ - | 0.00% |
| Securities | 2.00% | 1,162 | 59,368 | 58,206 | 54,418 | (3,788) | -6.51% |
| Loans receivable | 2.52% | 8,430 | 342,784 | 334,354 | 321,574 | (12,780) | -3.82% |
| Total rate sensitive assets | 2.44% | 9,592 | 402,261 | 392,669 | 376,101 | (16,568) | -4.22% |
| Other assets | 0.00% | - | 32,591 | 32,591 | 32,591 | - | 0.00% |
| Total assets | 2.26% | $ 9,592 | $ 434,851 | $ 425,260 | $ 408,692 | $ (16,568) | -3.90% |
| | | | | | | | |
| Demand deposits | 5.29% | $ 3,991 | $ 79,454 | $ 75,463 | $ 71,882 | $ (3,581) | -4.75% |
| Rate-bearing deposits | 4.91% | 13,842 | 296,008 | 282,166 | 273,792 | (8,374) | -2.97% |
| Borrowed funds | 4.57% | 891 | 20,394 | 19,503 | 18,664 | (839) | -4.30% |
| Other liabilities | 0.00% | - | 3,528 | 3,528 | 3,528 | - | 0.00% |
| Total liabilities | 4.92% | 18,724 | 399,384 | 380,660 | 367,866 | (12,794) | -3.36% |
| | | | | | | | |
| Present Value Equity | -20.48% | (9,132) | 35,467 | 44,599 | 40,825 | (3,774) | -8.46% |
| Total liabilities and equity | 2.26% | $ 9,592 | $ 434,851 | $ 425,260 | $ 408,692 | $ (16,568) | -3.90% |

Note: 2004 reflects changes in methodology and model from previous years.

| 2003 (Dollars in thousands) | Percentage Change | Market Value Change | Minus 200 pts | Current Fair Value | Plus 200 pts | Market Value Change | Percentage Change |
|---|---|---|---|---|---|---|---|
| Federal funds sold | 0.00% | $ - | $ - | $ - | $ - | $ - | 0.00% |
| Securities | 1.97% | 1,035 | 53,563 | 52,528 | 49,587 | (2,941) | -5.60% |
| Loans receivable | 2.23% | 6,530 | 300,000 | 293,470 | 282,091 | (11,379) | -3.88% |
| Total rate sensitive assets | 2.19% | 7,565 | 353,563 | 345,998 | 331,678 | (14,320) | -4.14% |
| Other assets | 0.00% | - | 30,620 | 30,620 | 30,620 | - | 0.00% |
| Total assets | 2.01% | $ 7,565 | $ 384,183 | $ 376,618 | $ 362,298 | $ (14,320) | -3.80% |
| | | | | | | | |
| Demand Deposits | 18.61% | $ 11,029 | $ 70,294 | $ 59,265 | $ 50,074 | $ (9,191) | -15.51% |
| Rate-bearing deposits | 8.76% | 18,597 | 230,996 | 212,399 | 199,222 | (13,177) | -6.20% |
| Borrowed funds | 6.42% | 1,633 | 27,069 | 25,436 | 25,001 | (435) | -1.71% |
| Other liabilities | 0.00% | - | 2,869 | 2,869 | 2,869 | - | 0.00% |
| Total liabilities | 10.42% | 31,259 | 331,228 | 299,969 | 277,166 | (22,803) | -7.60% |
| | | | | | | | |
| Present Value Equity | -30.91% | (23,694) | 52,956 | 76,650 | 85,133 | 8,483 | 11.07% |
| Total liabilities and equity | 2.01% | $ 7,565 | $ 384,183 | $ 376,618 | $ 362,298 | $ (14,320) | -3.80% |



Top row left to right: Mark A. Debes, Jeffrey A. Sisson, Edna T. Brannan, Eric P. Graap
Seated: Randy K. Ferrell



C. Hunton Tiffany



Randy K. Ferrell



John B. Adams, Jr.



Alex G. Green, Jr.



Stanley C. Haworth



Douglas C. Larson



C. H. Lawrence, Jr.


D. Harcourt Lees, Jr.


Randolph T. Minter


Brian S. Montgomery


H. P. Neale


Pat H. Nevill


John J. Norman, Jr.


Henry M. Ross


H. Frances Stringfellow

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

## *REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

To the Shareholders and Board of Directors of
Fauquier Bankshares, Inc.
Warrenton, Virginia

We have audited the accompanying consolidated balance sheet of Fauquier Bankshares, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Fauquier Bankshares, Inc. for each of the two years in the period ended December 31, 2003, were audited by other auditors whose report dated January 23, 2004, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fauquier Bankshares, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Smith Elliott Kearns & Company, LLC

Chambersburg, Pennsylvania
January 21, 2005

YHB

**Yount, Hyde & Barbour, P.C.**
Certified Public Accountants
and Consultants

**INDEPENDENT AUDITOR'S REPORT**

To the Shareholders and Directors of
Fauquier Bankshares, Inc. and Subsidiaries
Warrenton, Virginia

We have audited the accompanying consolidated balance sheets of Fauquier Bankshares, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fauquier Bankshares, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 23, 2004

50 S. Cameron St.
P.O. Box 2560
Winchester, VA 22604
(540) 662-3417

Offices located in: Winchester, Middleburg, Leesburg, and Culpeper, Virginia
Member: American Institute of Certified Public Accountants / Virginia Society of Certified Public Accountants

## FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

### Consolidated Balance Sheets

December 31, 2004 and 2003

| Assets | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Cash and due from banks | $ 8,944,590 | $ 11,808,387 |
| Interest-bearing deposits in other banks | 112,984 | 142,042 |
| Federal funds sold | 109,000 | - - |
| Securities available for sale | 58,594,905 | 52,386,006 |
| Loans, net of allowance for loan losses of $4,060,321 in 2004 and $3,575,002 in 2003 | 337,791,782 | 295,311,745 |
| Bank premises and equipment, net | 8,533,619 | 7,875,424 |
| Accrued interest receivable | 1,507,391 | 1,233,004 |
| Other assets | 13,604,948 | 9,827,670 |
| Total assets | $ 429,199,219 | $ 378,584,278 |
| **Liabilities and Shareholders' Equity** | | |
| **Liabilities** | | |
| Deposits: | | |
| Noninterest-bearing | $ 79,222,524 | $ 73,128,879 |
| Interest-bearing | 295,433,173 | 247,999,697 |
| Total deposits | 374,655,697 | 321,128,576 |
| Federal funds purchased | - - | 2,000,000 |
| Federal Home Loan Bank advances | 15,000,000 | 20,000,000 |
| Company-obligated mandatorily redeemable capital securities | 4,124,000 | 4,124,000 |
| Dividends payable | 508,887 | 430,590 |
| Other liabilities | 3,019,571 | 2,438,327 |
| Commitments and contingent liabilities | - - | - - |
| Total liabilities | 397,308,155 | 350,121,493 |
| **Shareholders' Equity** | | |
| Common stock, par value, $3.13 per share; 8,000,000 shares authorized; issued and outstanding, 2004, 3,392,580 shares; 2003, 3,312,230 shares | 10,618,775 | 10,367,280 |
| Retained earnings | 21,320,223 | 18,082,684 |
| Accumulated other comprehensive income (loss), net | (47,934) | 12,821 |
| Total shareholders' equity | 31,891,064 | 28,462,785 |
| Total liabilities and shareholders' equity | $ 429,199,219 | $ 378,584,278 |

See Notes to Consolidated Financial Statements.

**FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES**

**Consolidated Statements of Income**

For Each of the Three Years in the Period Ended December 31, 2004

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Interest and Dividend Income** | | | |
| Interest and fees on loans | $ 20,034,615 | $ 17,168,004 | $ 17,198,498 |
| Interest and dividends on securities available for sale: | | | |
| Taxable interest income | 1,613,828 | 1,576,813 | 1,795,511 |
| Interest income exempt from federal income taxes | 56,215 | 66,917 | 108,218 |
| Dividends | 181,946 | 274,097 | 194,587 |
| Interest on federal funds sold | 71,940 | 48,533 | 196,643 |
| Interest on deposits in other banks | 19,708 | 1,950 | 2,571 |
| Total interest and dividend income | 21,978,252 | 19,136,314 | 19,496,028 |
| **Interest Expense** | | | |
| Interest on deposits | 3,400,473 | 3,047,245 | 4,206,623 |
| Interest on federal funds purchased | 34,026 | 38,524 | - - |
| Interest on capital securities | 206,274 | 194,897 | 170,379 |
| Interest on Federal Home Loan Bank advances | 770,496 | 720,560 | 705,160 |
| Total interest expense | 4,411,269 | 4,001,226 | 5,082,162 |
| Net interest income | 17,566,983 | 15,135,088 | 14,413,866 |
| Provision for loan losses | 539,583 | 784,000 | 346,250 |
| Net interest income after provision for loan losses | 17,027,400 | 14,351,088 | 14,067,616 |
| **Noninterest Income** | | | |
| Wealth management income | 1,270,405 | 935,534 | 694,442 |
| Service charges on deposit accounts | 2,603,215 | 2,473,161 | 2,131,445 |
| Other service charges, commissions and fees | 1,168,842 | 1,334,490 | 978,626 |
| Gain on securities available for sale | - - | 248,240 | 33,914 |
| Impairment loss on securities available for sale | (46,500) | - - | - - |
| Other operating income | 43,360 | 36,608 | 62,042 |
| Total noninterest income | 5,039,322 | 5,028,033 | 3,900,469 |
| **Noninterest Expenses** | | | |
| Salaries and employees' benefits | 7,769,172 | 6,521,456 | 5,884,134 |
| Net occupancy expense of premises | 863,600 | 837,734 | 731,333 |
| Furniture and equipment | 1,274,349 | 1,176,014 | 1,049,280 |
| Other operating expenses | 4,941,149 | 4,686,758 | 4,631,779 |
| Total noninterest expenses | 14,848,270 | 13,221,962 | 12,296,526 |
| Income before income taxes | 7,218,452 | 6,157,159 | 5,671,559 |
| Income tax expense | 2,240,268 | 1,821,309 | 1,741,743 |
| Net income | $ 4,978,184 | $ 4,335,850 | $ 3,929,816 |
| **Earnings per share,** basic | $ 1.49 | $ 1.31 | $ 1.18 |
| **Earnings per share,** diluted | $ 1.41 | $ 1.24 | $ 1.14 |

See Notes to Consolidated Financial Statements.

## FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

### Consolidated Statements of Cash Flows

For Each of the Three Years in the Period Ended December 31, 2004

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Cash Flows from Operating Activities** | | | |
| Net income | $ 4,978,184 | $ 4,335,850 | $ 3,929,816 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 1,091,220 | 1,047,748 | 941,787 |
| Provision for loan losses | 539,583 | 784,000 | 346,250 |
| Deferred tax benefit | (301,487) | (289,490) | (123,229) |
| Gain on securities available for sale | - - | (248,240) | (33,914) |
| Gain on sale of premises and equipment | (5,910) | (2,645) | (7,006) |
| Tax benefit of nonqualified options exercised | (148,473) | (64,307) | (17,114) |
| Amortization of security premiums, net | 250,869 | 780,614 | 487,583 |
| Amortization of unearned compensation | 92,054 | - - | - - |
| Changes in assets and liabilities: | | | |
| Increase in other assets | (1,070,308) | (708,646) | (423,816) |
| Increase in other liabilities | 581,244 | 401,928 | 57,189 |
| Net cash provided by operating activities | 6,006,976 | 6,036,812 | 5,157,546 |
| **Cash Flows from Investing Activities** | | | |
| Proceeds from sale of securities available for sale | - - | 15,441,768 | 1,033,650 |
| Proceeds from maturities, calls and principal payments of securities available for sale | 18,188,635 | 38,898,025 | 22,614,625 |
| Purchase of securities available for sale | (24,740,456) | (36,517,466) | (53,193,487) |
| Proceeds from sale of premises and equipment | 5,910 | 2,645 | 7,006 |
| Purchase of premises and equipment | (1,749,514) | (2,454,967) | (1,074,284) |
| Purchase of other investment | - - | - - | (5,066,023) |
| Purchase of Bank Owned Life Insurance | (2,500,000) | (5,000,000) | - - |
| Net (increase) in loans | (43,019,620) | (82,397,797) | (6,591,460) |
| Net cash (used in) investing activities | (53,815,045) | (72,027,792) | (42,269,973) |
| **Cash Flows from Financing Activities** | | | |
| Net increase in demand deposits, NOW accounts and saving accounts | 52,528,790 | 38,702,951 | 28,437,904 |
| Net increase in certificates of deposit | 998,331 | 8,757,154 | 1,483,525 |
| Proceeds from issuance of capital securities | - - | 124,000 | 4,000,000 |
| Federal Home Loan Bank advances | 9,000,000 | 5,000,000 | - - |
| Federal Home Loan Bank principal repayments | (14,000,000) | - - | - - |
| Purchase (repayment) of federal funds | (2,000,000) | 2,000,000 | - - |
| Cash dividends paid on common stock | (1,793,607) | (1,520,987) | (1,310,949) |
| Issuance of common stock | 987,531 | 295,697 | 307,520 |
| Acquisition of common stock | (696,831) | (354,486) | (1,050,524) |
| Net cash provided by financing activities | 45,024,214 | 53,004,329 | 31,867,476 |
| Decrease in cash and cash equivalents | (2,783,855) | (12,986,651) | (5,244,951) |
| **Cash and Cash Equivalents** | | | |
| Beginning | 11,950,429 | 24,937,080 | 30,182,031 |
| Ending | $ 9,166,574 | $ 11,950,429 | $ 24,937,080 |

## Consolidated Statements of Cash Flows

(Continued)

For Each of the Three Years in the Period Ended December 31, 2004

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Supplemental Disclosures of Cash Flow Information** | | | |
| Cash payments for: | | | |
| Interest | $ 4,330,321 | $ 4,026,887 | $ 5,220,287 |
| Income taxes | $ 2,542,000 | $ 1,944,000 | $ 1,709,500 |
| **Supplemental Disclosures of Noncash Investing Activities** | | | |
| Unrealized gain (loss) on securities available for sale, net | $ (92,158) | $ (995,926) | $ 671,203 |

See Notes to Consolidated Financial Statements.

## FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

### Consolidated Statements of Changes in Shareholders' Equity

For Each of the Three Years in the Period Ended December 31, 2004

| | Common Stock | Retained Earnings | Accumulated Other Compre-hensive Income (Loss) | Compre-hensive Income | Total |
|---|---|---|---|---|---|
| **Balance, December 31, 2001** | $ 5,244,500 | $ 18,685,761 | $ 227,138 | | $ 24,157,399 |
| Comprehensive income: | | | | | |
| Net income | - - | 3,929,816 | - - | $ 3,929,816 | 3,929,816 |
| Other comprehensive income net of tax: | | | | | |
| Unrealized holding gains on securities available for sale, net of deferred income taxes of $239,740 | - - | - - | - - | 465,377 | - - |
| Less reclassification adjustment, net of income tax expense of $11,531 | | | - - | (22,383) | - - |
| Other comprehensive income, net of tax: | | | 442,994 | 442,994 | 442,994 |
| Total comprehensive income | - - | - - | - - | $ 4,372,810 | - - |
| 100% stock dividend | 5,185,020 | (5,185,020) | | | - - |
| Cash dividends ($.41 per share) | - - | (1,356,040) | - - | | (1,356,040) |
| Acquisition of 54,259 shares of common stock | (169,832) | (880,692) | - - | | (1,050,524) |
| Issuance of common stock | 5,547 | 37,424 | - - | | 42,971 |
| Exercise of stock options | 76,491 | 188,058 | - - | | 264,549 |
| **Balance, December 31, 2002** | 10,341,726 | 15,419,307 | 670,132 | | 26,431,165 |
| Comprehensive income: | | | | | |
| Net income | - - | 4,335,850 | - - | $ 4,335,850 | 4,335,850 |
| Other comprehensive loss net of tax: | | | | | |
| Unrealized holding losses on securities available for sale, net of deferred income taxes of $254,213 | - - | - - | - - | (493,473) | - - |
| Less reclassification adjustment, net of income tax expense of $84,402 | - - | - - | - - | (163,838) | - - |
| Other comprehensive loss, net of tax: | - - | - - | (657,311) | (657,311) | (657,311) |
| Total comprehensive income | | | | $ 3,678,539 | - - |
| Cash dividends ($.48 per share) | - - | (1,588,130) | - - | | (1,588,130) |
| Acquisition of 21,010 shares of common stock | (65,761) | (288,725) | - - | | (354,486) |
| Exercise of stock options | 91,315 | 204,382 | - - | | 295,697 |
| **Balance, December 31, 2003** | 10,367,280 | 18,082,684 | 12,821 | | 28,462,785 |
| Comprehensive income: | | | | | |
| Net income | - - | 4,978,184 | - - | $ 4,978,184 | 4,978,184 |
| Other comprehensive loss net of tax: | | | | | |
| Unrealized holding losses on securities available for sale, net of deferred income taxes of $31,403 | - - | - - | (60,755) | (60,755) | (60,755) |
| Total comprehensive income | | | | $ 4,917,429 | - - |
| Cash dividends ($.56 per share) | - - | (1,871,904) | - - | | (1,871,904) |
| Acquisition of 30,570 shares of common stock | (95,684) | (601,147) | - - | | (696,831) |
| Issuance of restricted stock, stock incentive plan (12,557 shares) | 39,303 | 274,622 | | | 313,925 |
| Unearned compensation on restricted stock | | (313,925) | | | (313,925) |
| Amortization of unearned compensation, restricted stock awards | | 92,054 | | | 92,054 |
| Issuance of common stock | 9,597 | 60,323 | | | 69,920 |
| Exercise of stock options | 298,279 | 619,332 | - - | | 917,611 |
| **Balance, December 31, 2004** | $ 10,618,775 | $ 21,320,223 | $ (47,934) | | $ 31,891,064 |

See Notes to Consolidated Financial Statements.

## FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

**Notes to Consolidated Financial Statements**
For Each of the Three Years in the Period Ended December 31, 2004

## Note 1. Nature of Banking Activities and Significant Accounting Policies

Fauquier Bankshares, Inc. (the Corporation) is the financial holding company of The Fauquier Bank (the Bank) and Fauquier Statutory Trust I (Trust I). The Bank provides commercial, financial, agricultural, residential and consumer loans to customers in Virginia. The loan portfolio is well diversified and generally is collateralized by assets of the customers. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. Trust I was formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities.

The accounting and reporting policies of the Corporation conform to U.S. generally accepted accounting principles and to the reporting guidelines prescribed by regulatory authorities. The following is a description of the more significant of those policies and practices.

### Principles of Consolidation

The consolidated financial statements include the accounts of Fauquier Bankshares, Inc. and its two wholly-owned subsidiaries, Trust I and the Bank, of which Fauquier Bank Services, Inc. is its sole subsidiary. In consolidation, significant intercompany accounts and transactions have been eliminated except for balances and transactions related to Trust I. FASB Interpretation No. 46(R) requires that the Corporation no longer consolidate Fauquier Statutory Trust I. The subordinated debt of this trust is reflected in the liability of the Corporation.

### Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. The Corporation has no securities in this category. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Bank is required to maintain an investment in the capital stock of certain correspondent banks. No readily available market exists for this stock and it has no quoted market value. The investment in these securities is recorded at cost.

## Loans

The Corporation grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial and residential mortgage loans. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Corporation's market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Installment loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

## Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors and is also maintained to cover uncertainties that could affect management's estimate of probable losses. This component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

**Bank Premises and Equipment**

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from 3 - 39 years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from 3 – 5 years. Depreciation and amortization are recorded on the accelerated and straight-line methods.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate.

**Income Taxes**

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

**Defined Benefit Plan**

The Corporation has a pension plan for its employees. Benefits are generally based upon years of service and the employees' compensation. The Corporation funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

## Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury method.

## Stock-Based Compensation

At December 31, 2004, the Corporation has a stock-based compensation plan. The Corporation accounts for the plan under the recognition and measurement principles of APB Opinion 25, *Accounting for Stock Issued to Employees,* and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based compensation.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net income , as reported | $ 4,978,184 | $ 4,335,850 | $ 3,929,816 |
| Deduct: total stock-based employee compensation expense determined based on the fair value method of awards, net of tax | (62,567) | (139,702) | (296,042) |
| Pro forma net income | $ 4,915,617 | $ 4,196,148 | $ 3,633,774 |
| Earnings per share: | | | |
| Basic - as reported | $ 1.49 | $ 1.31 | $ 1.18 |
| Basic - pro forma | $ 1.48 | $ 1.26 | $ 1.10 |
| Diluted - as reported | $ 1.41 | $ 1.24 | $ 1.14 |
| Diluted - pro forma | $ 1.40 | $ 1.20 | $ 1.05 |

## Wealth Management Services Division

Securities and other property held by the Wealth Management Services Division in a fiduciary or agency capacity are not assets of the Corporation and are not included in the accompanying consolidated financial statements.

## Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

### Other Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of the loan balance or fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expenses.

### Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate and deferred tax assets.

### Advertising

The Corporation follows the policy of charging the costs of advertising to expense as incurred. Advertising expenses of $261,345, $183,304 and $356,830 were incurred in 2004, 2003 and 2002, respectively.

### Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

### Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities"* ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities when the assets, liabilities, non-controlling interests, and results of operations of a variable interest entity need to be included in a Corporation's consolidation financial statements. An entity is deemed a variable interest entity, subject to the interpretation, if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or in cases in which the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. Due to significant implementation issues, the FASB modified the wording of FIN 46 and issued FIN 46R in December of 2003. FIN 46R deferred the effective date for the provisions of FIN 46 to entities other than Special Purpose Entities ("SPEs") until financial statements issued for periods ending after March 15, 2004. SPEs were subject to the provisions of either FIN 46 or FIN 46R as of December 15,

2003. Management has evaluated the Corporation's investments in variable interest entities and potential variable interest entities or transactions, particularly in limited liability partnerships involved in low-income housing development and trust preferred securities structures because these entities or transactions constitute the Corporation's primary FIN 46 and FIN 46R exposure. The adoption of FIN 46 and FIN 46R did not have a material effect on the Corporation's consolidated financial position or consolidated results of operations.

In December 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3, *"Accounting for Certain Loans or Debt Securities Acquired in a Transfer."* The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The scope of the SOP applies to unhealthy "problem" loans that have been acquired, either individually in a portfolio, or in a business acquisition. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP does not apply to loans originated by the Corporation. The Corporation intends to adopt the provisions of SOP 03-3 effective January 1, 2005, and does not expect the initial implementation to have a significant effect on the Corporation's consolidated financial position or consolidated results of operations.

Emerging Issues Task Force Issue No. 03-1 *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"* ("EITF 03-1") was issued and is effective March 31, 2004. The EITF 03-1 provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115 *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS No. 115") and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Corporation can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosure assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. On September 30, 2004, the Financial Accounting Standards Board decided to delay the effective date for the measurement and recognition guidance contained in Issue 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The disclosure guidance Issue 03-1 was not delayed.

EITF No. 03-16, *"Accounting for Investments in Limited Liability Companies* was ratified by the Board and is effective for reporting periods beginning after June 15, 2004." APB Opinion No. 18, *"The Equity Method of Accounting Investments in Common Stock,"* prescribes the accounting for investments in common stock of corporations that are not consolidated. AICPA Accounting Interpretation 2, *"Investments in Partnerships Ventures,"* of Opinion 18, indicates that "many of the provisions of the Opinion would be appropriate in accounting" for partnerships. In *EITF Abstracts,* Topic No.D-46, *"Accounting for Limited Partnership Investments,"* the SEC staff clarified its view that investments of more than 3 to 5 percent are considered to be more than minor and, therefore, should be accounted for using the equity method. Limited liability companies (LLCs) have characteristics of both corporations and partnerships, but are dissimilar from both in certain respects. Due to those similarities and differences, diversity in practice exists with respect to accounting for non-controlling investments in LLCs. The consensus reached was that an LLC should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a non-controlling investment should be accounted for using the cost method or the equity method of accounting.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment."* This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). The entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This Statement is effective for public entities that do not file as small business issuers – as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Under the transition method, compensation cost is recognized on or after the required effect
ive date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123.

## Note 2. Securities

The amortized cost and fair value of securities available for sale, with unrealized gains and losses follows:

| | December 31, 2004 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Fair Value |
| Obligations of U.S. Government corporations and agencies | $ 49,352,582 | $ 175,475 | $ (238,296) | $ 49,289,761 |
| Obligations of states and political subdivisions | 961,515 | 60,037 | - - | 1,021,552 |
| Corporate bonds | 6,000,000 | - - | (68,750) | 5,931,250 |
| Mutual Funds | 256,524 | | (1,095) | 255,429 |
| FHLMC Preferred stock | 441,000 | - - | - - | 441,000 |
| Restricted investments: | | | | |
| Federal Home Loan Bank stock | 1,431,800 | - - | - - | 1,431,800 |
| Federal Reserve Bank stock | 72,000 | - - | - - | 72,000 |
| Community Bankers' Bank stock | 50,000 | - - | - - | 50,000 |
| The Bankers Bank stock | 102,113 | - - | - - | 102,113 |
| | $ 58,667,534 | $ 235,512 | $ (308,141) | $ 58,594,905 |

| | December 31, 2003 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Fair Value |
| Obligations of U.S. Government corporations and agencies | $ 46,592,397 | $ 254,827 | $ (208,599) | $ 46,638,625 |
| Obligations of states and political subdivisions | 1,164,580 | 72,001 | - - | 1,236,581 |
| Corporate bonds | 3,000,000 | - - | (71,200) | 2,928,800 |
| FHLMC Preferred stock | 487,500 | - - | (27,500) | 460,000 |
| Restricted investments: | | | | |
| Federal Home Loan Bank stock | 1,000,000 | - - | - - | 1,000,000 |
| Federal Reserve Bank stock | 72,000 | - - | - - | 72,000 |
| Community Bankers' Bank stock | 50,000 | - - | - - | 50,000 |
| | $ 52,366,477 | $ 326,828 | $ (307,299) | $ 52,386,006 |

The amortized cost and fair value of securities available for sale, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

| | 2004 | |
|---|---|---|
| | Amortized Cost | Fair Value |
| Due in one year or less | $ 6,737 | $ 6,771 |
| Due after one year through five years | 21,109,257 | 21,040,360 |
| Due after five years through ten years | 4,214,741 | 4,170,923 |
| Due after ten years | 30,983,362 | 31,024,509 |
| Equity securities | 2,353,437 | 2,352,342 |
| | $ 58,667,534 | $ 58,594,905 |

For the year ended December 31, 2003 and 2002 proceeds from sales of securities available for sale amounted $15,441,768 and $1,033,650, respectively. There were no securities sold in 2004. Gross realized gains amounted to $288,333 in 2003 and $33,914 in 2002. The tax expense applicable to this net realized gain amounted to $84,402 and $11,531. Gross realized losses were $46,500 in 2004 and $40,093 in 2003. There were no gross losses realized in 2002. The gross realized loss for 2004 is related to the impairment and write down of the FHLMC Preferred Stock.

The following table shows the Corporation investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 and 2003.

| 2004 | Less Than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| Description of Securities | Fair Value | Unrealized (Losses) | Fair Value | Unrealized (Losses) | Fair Value | Unrealized (Losses) |
| Obligations of U.S. government corporations and agencies | $ 24,646,204 | $ (213,805) | $ 2,441,585 | $ (24,491) | $ 27,087,789 | $ (238,296) |
| Corporate bonds | 2,970,000 | (30,000) | 961,250 | (38,750) | 3,931,250 | (68,750) |
| Mutual Funds | 255,429 | (1,095) | -- | -- | 255,429 | (1,095) |
| Total temporarily impaired securities | $ 27,871,633 | $ (244,900) | $ 3,402,835 | $ (63,241) | $ 31,274,468 | $ (308,141) |

| 2003 | Less Than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| Description of Securities | Fair Value | Unrealized (Losses) | Fair Value | Unrealized (Losses) | Fair Value | Unrealized (Losses) |
| Obligations of U.S. government corporations and agencies | $ 22,829,608 | $ (208,599) | $ -- | $ -- | $ 22,829,608 | $ (208,599) |
| Corporate bonds | 2,928,800 | (71,200) | -- | -- | 2,928,800 | (71,200) |
| Subtotal, debt securities | 25,758,408 | (279,799) | -- | -- | 25,758,408 | (279,799) |
| Preferred Stock | 487,500 | (27,500) | -- | -- | 487,500 | (27,500) |
| Total temporarily impaired securities | $ 26,245,908 | $ (307,299) | $ -- | $ -- | $ 26,245,908 | $ (307,299) |

The nature of the securities which are temporarily impaired for a continuous 12 months or more can be segmented into two groups. The first group consists of two Federal Home Loan Bank securities totaling $2.4 million with a temporary loss of approximately $24,000. Both bonds within this group have Aaa/AAA ratings from Moody's and Standard & Poors. The securities within this group have estimated maturity dates of eight months and 54 months, and return principal on a monthly basis representing the repayment and prepayment of the underlying mortgages. The Corporation has the ability to hold these bonds to their maturity.

The second group consists of one corporate bond, rated A2 by Moody's, totaling $1.0 million with a temporary loss of approximately $39,000. This bond has a remaining maturity of approximately 29 years, but can be called at par at their respective five year anniversary. If not called, both bonds reprice every three months at a fixed index above LIBOR. The Corporation has the ability to hold these bonds to their maturity.

The carrying value of securities pledged to secure deposits and for other purposes amounted to $9,695,444 and $10,635,147 at December 31, 2004 and 2003, respectively.

## Note 3. Loans

A summary of the balances of loans follows:

| | 2004 | 2003 |
|---|---|---|
| | (Dollars in Thousands) | |
| Mortgage loans on real estate: | | |
| Construction | $ 29,270 | $ 21,243 |
| Secured by farmland | 965 | 1,329 |
| Secured by 1 to 4 family residential | 136,165 | 119,116 |
| Other real estate loans | 100,757 | 81,884 |
| Commercial and industrial loans (except those secured by real estate) | 24,036 | 21,070 |
| Consumer installment loans | 41,088 | 41,429 |
| All other loans | 9,941 | 13,033 |
| Total loans | 342,222 | 299,104 |
| Net deferred loan fees | (370) | (217) |
| Allowance for loan losses | 4,060 | 3,575 |
| Net loans | $ 337,792 | $ 295,312 |

## Note 4. Allowance for Loan Losses

Analysis of the allowance for loan losses follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Balance at beginning of year | $ 3,575,002 | $ 2,909,607 | $ 2,856,743 |
| Provision for loan losses | 539,583 | 784,000 | 346,250 |
| Recoveries of loans previously charged-off | 300,830 | 160,089 | 47,918 |
| Loan losses charged-off | (355,094) | (278,694) | (341,304) |
| Balance at end of year | $ 4,060,321 | $ 3,575,002 | $ 2,909,607 |

Information about impaired loans is as follows:

| | 2004 | 2003 |
|---|---|---|
| Impaired loans for which an allowance has been provided | $ 432,640 | $ 685,712 |
| Impaired loans for which no allowance has been provided | 1,052,276 | 23,438 |
| Total impaired loans | $ 1,484,916 | $ 709,150 |
| Allowance provided for impaired loans, included in the allowance for loan losses | $ 316,722 | $ 50,000 |

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Average balance in impaired loans | $ 2,017,005 | $ 749,583 | $ 855,926 |
| Interest income recognized | $ -- | $ -- | $ -- |

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual loans excluded from the above impaired loan disclosure under FASB 114 amounted to $61,767, $258,373 and $163,406 at December 31, 2004, 2003 and 2002, respectively. If interest on these loans had been accrued, such income would have approximated $6,159, $7,128 and $6,938 for 2004, 2003 and 2002, respectively. Loans past due 90 days or more and still accruing interest totaled $162,000, $840,000 and $244,000 for 2004, 2003 and 2002, respectively.

## Note 5. Related Party Transactions

In the ordinary course of business, the Corporation has granted loans to executive officers, directors, their immediate families and affiliated companies in which they are principal shareholders, which amounted to $4,854,747 at December 31, 2004 and $5,227,922 at December 31, 2003. During 2004, total principal additions were $798,883 and total principal payments were $1,172,058.

## Note 6. Bank Premises and Equipment, Net

A summary of the cost and accumulated depreciation of premises and equipment follows:

| | 2004 | 2003 |
|---|---|---|
| Land | $ 2,104,960 | $ 2,104,960 |
| Buildings and improvements | 7,888,156 | 6,563,299 |
| Furniture and equipment | 9,170,081 | 8,545,969 |
| Leasehold improvements | 293,564 | 287,463 |
| Construction in process | 82,756 | 327,556 |
| | 19,539,517 | 17,829,247 |
| Accumulated depreciation and amortization | (11,005,898) | (9,953,823) |
| | $ 8,533,619 | $ 7,875,424 |

Depreciation and amortization expensed for years ended December 31, 2004, 2003 and 2002, totaled $1,091,220, $1,047,748 and $941,787, respectively.

## Note 7. Deposits

The aggregate amount of time deposits, in denominations of $100,000 or more at December 31, 2004 and 2003 was $30,845,577 and $30,129,576, respectively.

At December 31, 2004, the scheduled maturities of time deposits are as follows:

| | |
|---|---|
| 2005 | $ 43,254,450 |
| 2006 | 14,232,561 |
| 2007 | 5,109,149 |
| 2008 | 6,772,903 |
| 2009 | 10,843,122 |
| | $ 80,212,185 |

Overdraft demand deposits totaling $2,577,499 and $3,954,518 were reclassified to loans at December 31, 2004 and 2003, respectively.

**Note 8. Employee Benefit Plans**

The following tables provide a reconciliation of the changes in the defined benefit plan's obligations and fair value of assets over the three-year period ending December 31, 2004, computed as of October 1st of each respective year:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Change in Benefit Obligation** | | | |
| Benefit obligation, beginning | $ 6,275,020 | $ 5,177,305 | $ 4,036,939 |
| Service cost | 455,837 | 371,747 | 270,440 |
| Interest cost | 405,691 | 360,435 | 300,755 |
| Actuarial gain loss | 730,422 | 481,228 | 714,662 |
| Benefits paid | (2,158,626) | (115,695) | (145,491) |
| Benefit obligation, ending | $ 5,708,344 | $ 6,275,020 | $ 5,177,305 |
| **Change in Plan Assets** | | | |
| Fair value of plan assets, beginning | $ 4,868,913 | $ 3,684,823 | $ 3,774,469 |
| Actual return on plan assets | 665,355 | 887,791 | (379,381) |
| Employer contributions | - - | 411,994 | 435,226 |
| Benefits paid | (2,158,626) | (115,695) | (145,491) |
| Fair value of plan assets, ending | $ 3,375,642 | $ 4,868,913 | $ 3,684,823 |
| **Funded status** | $ (2,332,702) | $ (1,406,107) | $ (1,492,482) |
| Unrecognized net actuarial loss | 1,754,779 | 1,335,922 | 1,483,542 |
| Unrecognized net obligation at transition | (132,845) | (151,824) | (170,803) |
| Unrecognized prior service cost | 54,371 | 62,137 | 69,903 |
| Accrued benefit cost included in other liabilities | $ (656,397) | $ (159,872) | $ (109,840) |

The following table provides the components of net periodic benefit cost for the plan for the years ended December 31, 2004, 2003 and 2002:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Components of Net Periodic Benefit Cost** | | | |
| Service cost | $ 455,837 | $ 371,747 | $ 270,440 |
| Interest cost | 405,691 | 360,435 | 300,755 |
| Expected return on plan assets | (393,147) | (309,775) | (324,326) |
| Amortization of prior service cost | 7,766 | 7,766 | 7,766 |
| Amortization of net obligation at transition | (18,979) | (18,979) | (18,979) |
| Recognized net actuarial loss | 39,357 | 50,832 | - - |
| Net periodic benefit cost | $ 496,525 | $ 462,026 | $ 235,656 |

The assumptions used in the measurement of the Corporation's benefit obligation are shown in the following table:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Weighted-Average Assumptions as of December 31** | | | |
| Discount rate | 6.0% | 6.5% | 7.0% |
| Expected return on plan assets | 8.5% | 8.5% | 9.0% |
| Rate of compensation increase | 5.0% | 5.0% | 5.0% |

The assumptions used in the measurement of the Corporation's net periodic benefit cost are shown in the following table:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Weighted-Average Assumptions as of December 31** | | | |
| Discount rate | 6.5% | 7.0% | 7.0% |
| Expected return on plan assets | 8.5% | 9.0% | 9.0% |
| Rate of compensation increase | 5.0% | 5.0% | 5.0% |

The plan sponsor selects the expected long-term rate-of-return-on-assets assumption in consultation with their advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed especially with respect to real rates of return (net of inflation) – for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience – that may not continue over the measurement period – with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from the plan assets (to the extent such expenses are not explicitly estimated within periodic costs).

The Corporation pension plan's weighted-average asset allocation at September 30, 2004 and 2003, by asset category are as follows:

| | 2004 | 2003 |
|---|---|---|
| **Asset Category as of September 30** | | |
| Mutual Funds - Fixed Income | 20.0% | 20.0% |
| Mutual Funds - Equity | 80.0% | 80.0% |
| Total | 100.0% | 100.0% |

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 25% fixed income and 75% equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and the funds with demonstrated historical performance, for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the Trust.

The accumulated benefit obligation for the deferred benefit pension plan was $3,133,951, $3,989,306, and $3,258,355 at September 30, 2004, 2003, and 2002, respectively.

The Corporation expects to contribute $1,186,714 to its pension plan in 2005.

The Corporation's schedule of projected benefit payments is shown in the following table:

| Payment Dates | Amount |
|---|---|
| 1/1/2005 - 12/31/2005 | $71,676 |
| 1/1/2006 - 12/31/2006 | 81,040 |
| 1/1/2007 - 12/31/2007 | 79,286 |
| 1/1/2008 - 12/31/2008 | 80,442 |
| 1/1/2009 - 12/31/2009 | 103,534 |
| Thereafter | 836,524 |

The Corporation has a defined contribution retirement plan under Code Section 401(k) of the Internal Revenue Service covering employees who have completed 6 months of service and who are at least 18 years of age. Under the plan, a participant may contribute an amount up to 15% of their covered compensation for the year, subject to certain limitations. The Corporation may also make, but is not required to make, a discretionary matching contribution. The amount of this matching contribution, if any, is determined on an annual basis by the Board of Directors. The Corporation made contributions to the plan for the years ended December 31, 2004, 2003 and 2002 of $115,429, $109,130 and $101,265, respectively.

The Corporation has a nonqualified deferred compensation program for a key employee's retirement, in which the contribution expensed is solely funded by the Corporation. The retirement benefit to be provided is fixed based upon the amount of compensation earned and deferred. Deferred compensation expense amounted to $40,716, $159,991, and $26,050 for the years ended December 31, 2004, 2003 and 2002, respectively.

Concurrent with the establishment of the deferred compensation plan, the Corporation purchased life insurance policies on this employee with the Corporation named as owner and beneficiary. These life insurance policies are intended to be utilized as a source of funding the deferred compensation plan. The Corporation has recorded in other assets $911,445 and $876,801 representing cash surrender value of these policies for the years ended December 31, 2004 and 2003, respectively.

## Note 9. Commitments and Contingent Liabilities

The Fauquier Bank has entered into three long-term banking facility leases. The first lease was entered into on January 31, 1999. The lease provides for an original five-year term with a renewal option for additional periods of five years on the Bank's Sudley Road, Manassas branch. The Bank renewed the lease January 31, 2004. Rent for 2005 is expected to be $54,606.

The second lease for a branch office in Old Town Manassas was entered into on April 10, 2001. The lease provides for an original ten-year term with the right to renew for two additional ten-year periods beginning on June 1, 2001. Annual rent is $37,400 for the first five years and $40,700 annually commencing with the sixth year.

The third lease is for the accounting and finance department facility and was entered into on June 25, 2002. The lease has a term of five years beginning on August 1, 2002. Rent for the first year is $29,890 with annual increases on the anniversary date based on the CPI, with a minimum increase of 3%. Rent for 2005 is expected to be $33,233.

Total rent expense was $129,623, $128,627 and $105,072 for 2004, 2003 and 2002, respectively, and was included in occupancy expense.

The Bank also has five data processing contractual obligations. The contractual expense for the Bank's primary data processing provider totaled $782,711 and $769,102 for 2004 and 2003, respectively.

The following is a schedule by year of future minimum lease requirements and contractual obligations required under the long-term noncancellable lease agreements:

| | |
|---|---|
| 2005 | $ 1,060,288 |
| 2006 | 1,092,535 |
| 2007 | 1,104,312 |
| 2008 | 1,120,963 |
| 2009 | 1,096,634 |
| Thereafter | 57,658 |
| Total | $ 5,532,390 |

As members of the Federal Reserve System, the Corporation's subsidiary bank is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2004 and 2003, the aggregate amounts of daily average required balances were approximately $9,487,000 and $8,036,000, respectively.

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying financial statements. The Corporation does not anticipate losses as a result of these transactions.

See Note 15 with respect to financial instruments with off-balance-sheet risk.

## Note 10. Income Taxes

The components of the net deferred tax assets included in other assets are as follows:

| | 2004 | 2003 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $ 1,246,683 | $ 1,081,674 |
| Securities available for sale | 24,694 | |
| Accrued pension obligation | 223,175 | 57,479 |
| Interest on nonaccrual loans | 27,859 | 86,837 |
| Accrued vacation | 76,934 | 68,027 |
| SERP obligation | 80,093 | 74,413 |
| Restricted Stock | 31,299 | - - |
| Other | 8,500 | - - |
| | 1,719,237 | 1,368,430 |
| Deferred tax liabilities: | | |
| Securities available for sale | - - | 6,708 |
| Other | 886 | 702 |
| Accumulated depreciation | 247,050 | 222,608 |
| | 247,936 | 230,018 |
| Net deferred tax assets | $ 1,471,301 | $ 1,138,412 |

Allocation of federal income taxes between current and deferred portions is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Current tax expense | $ 2,541,755 | $ 2,110,799 | $ 1,864,972 |
| Deferred tax (benefit) | (301,487) | (289,490) | (123,229) |
| | $ 2,240,268 | $ 1,821,309 | $ 1,741,743 |

The reasons for the difference between the statutory federal income tax rate and the effective tax rates are summarized as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Computed "expected" tax expense | $ 2,454,274 | $ 2,093,434 | $ 1,928,330 |
| Decrease in income taxes resulting from: | | | |
| Tax-exempt interest income | (216,670) | (238,734) | (141,582) |
| Other | 2,664 | (33,391) | (45,005) |
| | $ 2,240,268 | $ 1,821,309 | $ 1,741,743 |

## Note 11. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of diluted potential common stock. Potential dilutive common stock had no effect on income available to common shareholders. Weighted average number of shares for all periods reported has been restated to give effect to the 100% stock dividend in May 2002. There was no anti-dilutive effect in 2004, 2003 and 2002.

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Shares | Per Share Amount | Shares | Per Share Amount | Shares | Per Share Amount |
| Basic earnings per share | 3,329,367 | $ 1.49 | 3,308,124 | $ 1.31 | 3,312,084 | $ 1.18 |
| Effect of dilutive securities, stock options | 179,665 | | 172,464 | | 148,044 | |
| Diluted earnings per share | 3,509,032 | $ 1.41 | 3,480,588 | $ 1.24 | 3,460,128 | $ 1.14 |

## Note 12. Stock Option Plans

### Omnibus Stock Ownership and Long-Term Incentive Plan

In 1998, the Corporation adopted an incentive stock option plan under which stock options, stock appreciation rights, restricted stock and long-term performance unit awards may be granted to certain key employees for purchase of the Corporation's stock. The effective date of the plan was April 21, 1998 with a ten-year term. The plan reserves for issuance 400,000 shares of the Corporation's common stock. The plan requires that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of the grant; however, for those individuals who own more than 10% of the stock of the Corporation and are awarded an incentive stock option, the option price must be at least 110% of the fair market value on the date of grant. Such options are generally not exercisable until three years from the date of issuance and generally require continuous employment during the period prior to exercise. The options will expire in no more than ten years after the date of grant. The plan was amended and restated effective January 1, 2000, to include non-employee directors and added an additional 180,000 shares to be available to directors. The plan provides for awards to non-employee directors at the discretion of the Compensation and Benefits Committee. Options that are not exercisable at the time a director's services on the Board terminates for reason other than death, disability or retirement in accordance with the Corporation's policy will be forfeited.

**Director Compensation Plans**

The Corporation previously has issued stock options to non-employee directors under its Non-employee Director Stock Option Plans, which expired in 1999. Under that plan expiring in 1999, each non-employee director of the Corporation or its subsidiary received an option grant covering 2,240 shares of Corporation common stock on April 1 of each year during the five-year term of the plan. The first grant under the plan was made on May 1, 1995. The exercise price of awards was fixed at the fair market value of the shares on the date the option was granted. During the term of the plan, a total of 120,960 options for shares of common stock were granted. Effective January 1, 2000, the Omnibus Stock Ownership and Long-Term Incentive Plan for employees was amended and restated to include non-employee directors.

During 2004, the Corporation adopted a restricted stock grant agreement pursuant to the Fauquier Bankshares, Inc. Omnibus Stock Ownership and Long-Term Incentive Plan which allow executive officers and directors to increase their personal financial interest in the Corporation. As permitted under the plan, the Corporation awarded 8,969 shares of restricted stock to executive officers and 3,588 shares of restricted stock to directors on February 19, 2004.

The restricted shares are accounted for using the fair market value of the Corporation's common stock on the date the restricted shares were awarded. The restricted shares issued to executive officers and directors are subject to a vesting period, whereby, the restrictions on one-third of the shares lapse on the anniversary of the date the restricted shares were awarded over the next three years. Amortization of unearned compensation amounted to $92,054 in 2004.

The fair value of each grant is estimated at the grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

| | December 31, 2002 |
|---|---|
| Dividend yield | 2.84% |
| Expected life | 10 years |
| Expected volatility | 30.82% |
| Risk-free interest rate | 5.54% |

The Corporation did not grant options in 2004 and 2003.

A summary of the status of the Omnibus Stock Ownership and Long-Term Incentive Plan and Director Compensation Plan is presented below:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at January 1 | 338,382 | $ 8.85 | 367,556 | $ 8.78 | 342,224 | $ 8.22 |
| Granted | - - | - - | - - | - - | 52,130 | 12.85 |
| Exercised | (95,297) | 8.07 | (29,174) | 7.93 | (26,798) | 9.23 |
| Forfeited | (6,619) | 10.95 | - - | - - | - - | - - |
| Outstanding at December 31 | 236,466 | $ 9.11 | 338,382 | $ 8.85 | 367,556 | $ 8.78 |
| Exercisable at end of year | 218,196 | | 255,606 | | 233,778 | |
| Weighted-average fair value per option of options granted during the year | - - | | $ - - | | $ 6.28 | |

The status of the options outstanding as of December 31, 2004 for the Omnibus Stock Ownership and Long-Term Incentive and Director Compensation Plans is as follows:

| | Options Outstanding | | Options Exercisable | |
|---|---|---|---|---|
| Remaining Contractual Life | Number Outstanding | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| 0.33 years | 6,720 | $ 4.38 | 6,720 | $ 4.38 |
| 1.25 years | 12,200 | 5.06 | 12,200 | 5.06 |
| 2.25 years | 17,920 | 6.25 | 17,920 | 6.25 |
| 3.25 years | 22,400 | 10.00 | 22,400 | 10.00 |
| 3.66 years | 5,114 | 10.50 | 5,114 | 10.50 |
| 4.25 years | 21,900 | 9.75 | 21,900 | 9.75 |
| 4.66 years | 23,082 | 9.50 | 23,082 | 9.50 |
| 5.60 years | 42,244 | 8.13 | 42,244 | 8.13 |
| 6.88 years | 40,884 | 8.07 | 40,884 | 8.07 |
| 7.08 years | 18,270 | 12.70 | - - | - - |
| 7.08 years | 25,732 | 13.00 | 25,732 | 13.00 |
| | 236,466 | $ 9.11 | 218,196 | $ 8.80 |

The Corporation also maintains a Director Deferred Compensation Plan (the "Deferred Compensation Plan"). This plan provides that any non-employee director of the Corporation or the Bank may elect to defer receipt of all or any portion of his or her compensation as a director. A participating director may elect to have amounts deferred under the Deferred Compensation Plan held in a deferred cash account, which is credited on a quarterly basis with interest equal to the highest rate offered by the Bank at the end of the preceding quarter. Alternatively, a participant may elect to have a deferred stock account in which deferred amounts are treated as if invested in the Corporation's common stock at the fair market value on the date of deferral. The value of a stock account will increase and decrease based upon the fair market value of an equivalent number of shares of common stock. In addition, the deferred amounts deemed invested in common stock will be credited with dividends on an equivalent number of shares. Amounts considered invested in the Corporation's common stock are paid, at the election of the director, either in cash or in whole shares of the common stock and cash in lieu of fractional shares. Directors may elect to receive amounts contributed to their respective accounts in one or up to five installments.

## Note 13. Federal Home Loan Bank Advances and Other Borrowings

The Corporation's fixed-rate debt of $15,000,000 at December 31, 2004 and $20,000,000 at December 31, 2003 matures through 2008. At December 31, 2004 and 2003, the interest rates ranged from 1.25 percent to 4.89 percent and from 1.32 percent to 4.89 percent, respectively. At December 31, 2004 and 2003, the weighted average interest rates were 4.64 percent and 3.81 percent, respectively.

Advances on the line are secured by all of the Corporation's first lien loans on one-to-four unit single-family dwellings. As of December 31, 2004 and 2003, the book value of eligible loans totaled approximately $100,823,395 and $110,442,867, respectively. The amount of the available credit is limited to seventy-five percent of qualifying collateral. Any borrowing in excess of the qualifying collateral requires pledging of additional assets.

The Bank has an available line of credit with the Federal Home Loan Bank of Atlanta (FHLB) with a borrowing limit of approximately $127.4 million at December 31, 2004 to provide additional sources of liquidity, as well as available federal funds purchased lines of credit with various commercial banks totaling $38.2 million. At December 31, 2004, $15.0 million of the FHLB line of credit and no federal funds purchased lines of credit were in use.

The contractual maturities of FHLB advances are as follows:

| | 2004 | 2003 |
|---|---|---|
| Due in 2004 | $ -- | $ 5,000,000 |
| Due in 2006 | 10,000,000 | 10,000,000 |
| Due in 2008 | 5,000,000 | 5,000,000 |
| | $ 15,000,000 | $ 20,000,000 |

## Note 14. Dividend Limitations on Affiliate Bank

Transfers of funds from the banking subsidiary to the parent corporation in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. As of December 31, 2003, the aggregate amount of unrestricted funds, which could be transferred from the banking subsidiary to the parent corporation, without prior regulatory approval, totaled $7,297,034.

## Note 15. Financial Instruments With Off-Balance-Sheet Risk

The Corporation is party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2004 and 2003, the following financial instruments were outstanding whose contract amounts represent credit risk:

| | 2004 | 2003 |
|---|---|---|
| Financial instruments whose contract amounts represent credit risk: | | |
| Commitments to extend credit | $ 76,295,000 | $ 70,158,000 |
| Standby letters of credit | 6,660,000 | 6,192,000 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

## Note 16. Fair Value of Financial Instruments and Interest Rate Risk

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instruments. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

### Cash and cash equivalents

The carrying amounts of cash and short-term instruments approximate fair value.

## Securities

For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair values are based on quoted market prices for similar securities.

## Loan Receivables

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

## Accrued Interest

The carrying amounts of accrued interest approximate fair value.

## Deposit Liabilities

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

## Federal Home Loan Bank Advances

The fair values of the Corporation's Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

## Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2004 and 2003, the fair value of loan commitments and standby letters of credit were deemed immaterial.

The estimated fair values of the Corporation's financial instruments are as follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | **Carrying Amount** | **Fair Value** | **Carrying Amount** | **Fair Value** |
| | (Thousands) | | (Thousands) | |
| Financial assets: | | | | |
| Cash and short-term investments | $ 9,058 | $ 9,058 | $ 11,950 | $ 11,950 |
| Federal funds sold | 109 | 109 | - - | - - |
| Securities | 58,595 | 58,595 | 52,386 | 52,386 |
| Loans, net | 337,792 | 334,354 | 295,312 | 293,470 |
| Accrued interest receivable | 1,507 | 1,507 | 1,233 | 1,233 |
| Financial liabilities: | | | | |
| Deposits | $ 374,656 | $ 357,629 | $ 321,129 | $ 271,663 |
| FHLB advances | 15,000 | 15,077 | 20,000 | 20,413 |
| Federal funds purchased | - - | - - | 2,000 | 2,000 |
| Company obligated manditorily redeemable capital securities | 4,124 | 4,430 | 4,000 | 3,023 |
| Accrued interest payable | 471 | 471 | 394 | 394 |

The Corporation assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Corporation's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Corporation's overall interest rate risk.

## Note 17. Other Operating Expenses

The principal components of "Other operating expenses" in the Consolidated Statements of Income are:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Advertising and business development | $ 334,112 | $ 237,600 | $ 418,305 |
| Bank card | 262,752 | 545,313 | 464,477 |
| Data processing | 947,377 | 887,627 | 859,522 |
| Postage and supplies | 364,226 | 366,245 | 387,825 |
| Professional and consulting fees | 828,208 | 564,014 | 717,899 |
| Other (no items exceed 1% of total revenue) | 2,204,474 | 2,085,959 | 1,783,751 |
| | $ 4,941,149 | $ 4,686,758 | $ 4,631,779 |

## Note 18. Concentration Risk

The Corporation maintains its cash accounts in several correspondent banks. The total amount by which cash on deposit in those banks exceeds the federally insured limits is $350,340 at December 31, 2004.

## Note 19. Capital Requirements

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Corporation's and Subsidiary's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

| | Actual | | Minimum Capital Requirement | | Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | (Amount in Thousands) | | | |
| As of December 31, 2004: | | | | | | |
| Total Capital (to Risk Weighted Assets): | | | | | | |
| Consolidated | $ 39,939 | 12.1% | $ 26,414 | 8.0% | N/A | N/A |
| The Fauquier Bank | $ 39,018 | 11.8% | $ 26,414 | 8.0% | $ 33,017 | 10.0% |
| Tier 1 Capital (to Risk Weighted Assets): | | | | | | |
| Consolidated | $ 35,879 | 10.9% | $ 13,207 | 4.0% | N/A | N/A |
| The Fauquier Bank | $ 34,958 | 10.6% | $ 13,207 | 4.0% | $ 19,810 | 6.0% |
| Tier 1 Capital (to Average Assets): | | | | | | |
| Consolidated | $ 35,879 | 8.3% | $ 17,291 | 4.0% | N/A | N/A |
| The Fauquier Bank | $ 34,958 | 8.1% | $ 17,291 | 4.0% | $ 21,613 | 5.0% |
| As of December 31, 2003: | | | | | | |
| Total Capital (to Risk Weighted Assets): | | | | | | |
| Consolidated | $ 35,850 | 12.8% | $ 22,474 | 8.0% | N/A | N/A |
| The Fauquier Bank | $ 35,738 | 12.7% | $ 22,468 | 8.0% | $ 28,085 | 10.0% |
| Tier 1 Capital (to Risk Weighted Assets): | | | | | | |
| Consolidated | $ 32,339 | 11.5% | $ 11,237 | 4.0% | N/A | N/A |
| The Fauquier Bank | $ 32,227 | 11.5% | $ 11,234 | 4.0% | $ 16,851 | 6.0% |
| Tier 1 Capital (to Average Assets): | | | | | | |
| Consolidated | $ 32,339 | 8.6% | $ 15,072 | 4.0% | N/A | N/A |
| The Fauquier Bank | $ 32,227 | 8.6% | $ 15,071 | 4.0% | $ 18,839 | 5.0% |

## Note 20. Company-Obligated Mandatorily Redeemable Capital Securities

On March 11, 2002, Fauquier Statutory Trust I, a wholly-owned subsidiary of the Corporation, was formed for the purpose of issuing redeemable Capital Securities. On March 26, 2002, $4 million of trust preferred securities were issued through a pooled underwriting totaling approximately $564 million. The securities have a LIBOR-indexed floating rate of interest. During 2003, the interest rates ranged from 4.61% to 5.00%. At December 31, 2004 the weighted-average interest rate was 5.16%. The securities have a mandatory redemption date of March 26, 2032, and are subject to varying call provisions beginning March 27, 2007. The principal asset of the Trust is $4.1 million of the Corporation's junior subordinate debt securities with the like maturities and like interest rates to the Capital Securities.

The Trust Preferred Securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the Trust Preferred not considered as Tier 1 capital may be included in Tier 2 capital.

The obligations of the Corporation with respect to the issuance of the Capital Securities constitute a full and unconditional guarantee by the Corporation of the Trust's obligations with respect to the Capital Securities.

Subject to certain exception and limitations, the Corporation may elect from time to time to defer interest payment on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Capital Securities.

## Note 21. Parent Corporation Only Financial Statements

**FAUQUIER BANKSHARES, INC.**
(Parent Corporation Only)

**Balance Sheets**
December 31, 2004 and 2003

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **Assets** | | |
| Cash on deposit with subsidiary bank | $ 776,329 | $ 295,608 |
| Investment in subsidiaries, at cost, plus equity in undistributed net income | 35,035,724 | 32,391,802 |
| Dividend receivable | 508,887 | 430,590 |
| Other assets | 246,876 | 155,247 |
| | $ 36,567,816 | $ 33,273,247 |
| **Liabilities and Shareholders' Equity** | | |
| **Liabilities** | | |
| Company-obligated mandatorily redeemable capital securities | 4,124,000 | $ 4,124,000 |
| Dividend payable | 508,887 | 430,590 |
| Other liabilities | 43,865 | 255,872 |
| | 4,676,752 | 4,810,462 |
| **Shareholders' Equity** | | |
| Common stock | 10,618,775 | 10,367,280 |
| Retained earnings, which are substantially distributed earnings of subsidiaries | 21,320,223 | 18,082,684 |
| Accumulated other comprehensive income (loss) | (47,934) | 12,821 |
| | 31,891,064 | 28,462,785 |
| Total liabilities and shareholders' equity | $ 36,567,816 | $ 33,273,247 |

**FAUQUIER BANKSHARES, INC.**
(Parent Corporation Only)

**Statements of Income**
For Each of the Three Years in the Period Ended December 31, 2004

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Revenue,** | | | |
| dividends from subsidiaries | $ 2,641,904 | $ 1,888,130 | $ 2,277,687 |
| **Expenses** | | | |
| Interest expense | 206,274 | 194,897 | 170,379 |
| Legal and professional fees | 152,421 | 46,129 | 101,073 |
| Directors' fees | 76,863 | 30,544 | 53,010 |
| Miscellaneous | 122,619 | 73,303 | 76,889 |
| Total expenses | 558,177 | 344,873 | 401,351 |
| Income before income tax benefit and equity in undistributed net income of subsidiaries | 2,083,727 | 1,543,257 | 1,876,336 |
| Income tax benefit | (189,780) | (117,257) | (136,459) |
| Income before equity in undistributed net income of subsidiaries | 2,273,507 | 1,660,514 | 2,012,795 |
| Equity in undistributed net income of subsidiaries | 2,704,677 | 2,675,336 | 1,917,021 |
| Net income | $ 4,978,184 | $ 4,335,850 | $ 3,929,816 |

**FAUQUIER BANKSHARES, INC.**
(Parent Corporation Only)

**Statements of Cash Flows**
For Each of the Three Years in the Period Ended December 31, 2004

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Cash Flows from Operating Activities** | | | |
| Net income | 4,978,184 | $ 4,335,850 | $ 3,929,816 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Undistributed earnings of subsidiaries | (2,704,677) | (2,675,336) | (1,917,021) |
| Increase in undistributed dividends receivable from subsidiaries | (78,297) | (67,143) | (45,091) |
| Tax benefit of nonqualified options exercised | (148,473) | (64,307) | (17,114) |
| Amortization of unearned compensation | 92,054 | - - | - - |
| Decrease in other assets | 56,844 | 32,007 | 254,822 |
| Increase (decrease) in other liabilities | (212,007) | 67,318 | 19,372 |
| Net cash provided by operating activities | 1,983,628 | 1,628,389 | 2,224,784 |
| **Cash Flows from Financing Activities** | | | |
| Proceeds from issuance of capital securities | - - | - - | 4,124,000 |
| Contribution of capital to subsidiaries | - - | - - | (4,124,000) |
| Cash dividends paid | (1,793,607) | (1,520,987) | (1,310,949) |
| Issuance of common stock | 987,531 | 295,697 | 307,520 |
| Acquisition of common stock | (696,831) | (354,486) | (1,050,524) |
| Net cash (used in) financing activities | (1,502,907) | (1,579,776) | (2,053,953) |
| Increase in cash and cash equivalents | 480,721 | 48,613 | 170,831 |
| **Cash and Cash Equivalents** | | | |
| Beginning | 295,608 | 246,995 | 76,164 |
| Ending | $ 776,329 | $ 295,608 | $ 246,995 |

**Executive Offices**
10 Courthouse Square
PO Box 561
Warrenton, Va. 20188
www.fauquierbank.com

**Annual Meeting**
The 2005 Annual Meeting of Shareholders will be held at 11:00 a.m. on May 17, 2005 at The Fauquier Springs Country Club.

**Stock Listing**
Common shares of Fauquier Bankshares, Inc. are traded on the NASDAQ SmallCap Market Systems under the symbol **FBSS.**

**Quarterly Common Stock Prices and Dividends**
The high and low price of The Fauquier Bankshares common stock for each quarter of 2003 and 2004 and the dividends paid per share are shown below.

| | Market Price | | |
|---|---|---|---|
| *Quarter Ended* | High | Low | Dividends Paid |
| **2003** | | | |
| March 31 | $17.49 | $14.35 | $.11 |
| June 30 | 17.53 | 15.50 | .12 |
| Sept 30 | 18.52 | 17.16 | .12 |
| Dec 31 | 22.95 | 18.20 | .13 |
| **2004** | | | |
| March 31 | $25.89 | $22.50 | $.13 |
| June 30 | 23.75 | 20.77 | .14 |
| Sept 30 | 24.15 | 21.10 | .14 |
| Dec 31 | 25.90 | 22.50 | .15 |

On December 31, 2004, there were approximately 390 shareholders of record.

**Investor Information**
To obtain financial information on Fauquier Bankshares, Inc. contact Eric P. Graap, Chief Financial Officer at (540) 349-0212, egraap@fauquierbank.com, or through the Internet at http://www.fauquierbank.com

**Corporate Publications**
Fauquier Bankshares, Inc. Annual Report and Form 10-K, Quarterly Reports and other corporate publications are available on request by writing or calling our Investor Relations Department at (540) 347-2700. The Securities and Exchange Commission (SEC) maintains a web site which contains reports, proxy and information statements pertaining to registrants which file electronically with the SEC, including Fauquier Bankshares, Inc. The SEC's web site address is http://www.sec.gov.

**Stock Transfer Agent**
Shareholders seeking help with a change of address, records or information about lost certificates or dividend checks should contact our transfer agent as follows:

American Stock Transfer & Trust Company
549 Maiden Lane
New York, New York 10038
info@amstock.com www.amstock.com
1-800-937-5499

Local Fauquier Bank Contact:
Toy L. Pearson, Assistant Vice President
TFB Wealth Management Services
10 Courthouse Square
Warrenton, Virginia 20186
540-349-0234

**The Fauquier Bank**

*Banking and Wealth Management Services*

10 Courthouse Square
Warrenton, Virginia 20186